Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

June 30, 2025

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 54 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 54 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s):

Exhibit A	
Exhibit B	
Exhibit C	
Exhibit D	
Addendum D-1	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2024
Addendum D-2	unaudited financial statements of IEX Data Services LLC for the fiscal year ending 12/31/2024
Addendum D-3	unaudited financial statements of SWXTCH.IO LLC for the fiscal year ending 12/31/2024
Addendum D-4	unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2024
Addendum D-5	statement in lieu of financial statements of IEX Services LLC
Addendum D-6	unaudited financial statements of IEX Options LLC for the fiscal year ending 12/31/2024
Addendum D-7	statement in lieu of financial statements of Dispatch Solutions Inc. (f/k/a Digital Asset Communications LLC)
Addendum D-8	statement in lieu of financial statements of Digital Asset Communications International Ltd.
Addendum D-9	unaudited financial statements of Georgian Partners Growth LP for the fiscal year ending 12/31/2024
Addendum D-10	unaudited financial statements of IEX DAX LLC for the fiscal year ending 12/31/2024
Addendum D-11	unaudited financial statements of IEX DAP Group LLC for the fiscal

Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

	year ending 12/31/2024
Addendum D-12	unaudited financial statements of IEX DAP LLC for the fiscal year ending 12/31/2024
Addendum D-13	unaudited financial statements of IEX DAP Services LLC for the fiscal year ending 12/31/2024
Addendum D-14	unaudited financial statements of IEX Fund LLC for the fiscal year ending 12/31/2024
Exhibit I	
Addendum I-1	audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2024
Exhibit J	
Exhibit K	
Exhibit M	
Exhibit N	

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/30/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

25000226

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/25
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/25 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

CHRISTOPHER CONFREY
Notary Public, State of New York
No. 02CO0030259
Qualified in New York County
Commission Expires October 28, 2028

Subscribed and sworn before me this 30th day of June (Month), 2025 (Year) by Christopher Confrey (Notary Public)

My Commission expires October 28, 2028 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Investors’ Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

<u>Exhibit A</u>

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

Exhibit B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

The IEX Rule Book is publicly available at https://iextrading.com/regulation.

The IEX Rule Book is accurate as of the date of this filing and is continuously updated in accordance with SEC Rule 19b-4.

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

<u>Exhibit C</u>

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

IEX Ventures LLC

- *Name*: IEX Ventures LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 3, 2015

- *Brief description of nature and extent of affiliation*: IEX Ventures LLC is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Ventures LLC is a holding company which holds 100% of the equity of IEX Data Services LLC, IEX Fund LLC, and Digital Asset Communications International Ltd.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-1 is the Certificate of Formation of IEX Ventures LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-2 is the Limited Liability Company Agreement of IEX Ventures LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  <u>Officers of IEX Ventures LLC</u>

  The following persons are officers of IEX Ventures LLC:

Name	Title
Bradley T. Katsuyama	President
Rachel Barnett	Vice President, Chief Legal Officer, Secretary
Craig Resnick	Vice President, Treasurer

  <u>Managers of IEX Ventures LLC</u>

  The following persons are managers of IEX Ventures LLC:

Managers
Bradley T. Katsuyama
Craig Resnick

IEX Data Services LLC

- *Name*: IEX Data Services LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on August 15, 2018

- *Brief description of nature and extent of affiliation*: IEX Data Services LLC is a wholly-owned subsidiary of IEX Ventures LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Data Services LLC is a platform that provides market data to customers.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-3 is the Certificate of Formation of IEX Data Services LLC

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-4 is the Limited Liability Company Agreement of IEX Data Services LLC

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX Data Services LLC

  The following persons are officers of IEX Data Services LLC:

Name	Title
Bradley T. Katsuyama	President
Rachel Barnett	Vice President, Chief Legal Officer, Secretary
Craig Resnick	Vice President, Treasurer

  Managers of IEX Data Services LLC

  The following persons are managers of IEX Data Services LLC:

Managers
Bradley T. Katsuyama
Robert Park

SWXTCH.IO Inc.

- *Address*: 2451 Cumberland Pkwy SE, STE 3310, Atlanta, GA 30339

- *Form of organization*: Corporation

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (DEL. CODE ANN. tit. 8, § 101, et seq.) on May 8, 2025

- *Brief description of nature and extent of affiliation*: IEX Group, Inc. owns a minority interest in SWXTCH.IO Inc.

- *Brief description of business or functions*: SWXTCH.IO Inc. is a software company in the cloud networking business.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-5 is the Certificate of Incorporation of SWXTCH.IO Inc.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-6 are the By-Laws of SWXTCH.IO Inc.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Directors of SWXTCH.IO Inc.

  The following persons are directors of SWXTCH.IO Inc.:

Directors
Brent Yates
Brannum Forsyth

  Officers of SWXTCH.IO Inc.

  The following persons are officers of SWXTCH.IO Inc.:

Officers	Title
Brent Yates	President

IEX Group, Inc.

- *Name*: IEX Group, Inc.

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Corporation

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 27, 2012

- *Brief description of nature and extent of affiliation*: Investors' Exchange LLC is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Group, Inc. is a holding company which holds 100% of the equity of IEX Services, LLC, Investors' Exchange LLC, IEX Ventures LLC, and IEX DAP Group LLC.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-7 is the Certificate of Incorporation of IEX Group, Inc.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-8 are the By-Laws of IEX Group, Inc.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX Group, Inc.

The following persons are officers of IEX Group, Inc.:

Name	**Title**
Bradley T. Katsuyama	Chief Executive Officer
Bryan Harkins	President
Ronan Ryan	Chief Operating Officer
Craig Resnick	Chief Financial Officer
Andrea Ledford	Chief People Officer
Rachel Barnett	Chief Legal Officer
Robert Park	Chief Technology Officer
Florian Seifferer	Chief Strategy Officer

Directors of IEX Group, Inc.

The following persons are directors of IEX Group, Inc.:

Directors
Bradley T. Katsuyama
Ronan Ryan
Justin LaFayette
Bridget van Kralingen

Thomas Birch
Robert Park
Michael Lynton

Compensation Committee of IEX Group, Inc.

The following persons are members of the Compensation Committee of IEX Group, Inc.:

Compensation Committee
Thomas Birch
Michael Lynton
Justin Lafayette

IEX Services LLC

- *Name*: IEX Services LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 22, 2013
- *Brief description of nature and extent of affiliation*: IEX Services LLC is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX Services LLC is a routing FINRA member and SEC registered broker-dealer.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-9 is the Certificate of Formation of IEX Services LLC
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-10 is the Limited Liability Company Agreement of IEX Services LLC
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX Services LLC

The following persons are officers of IEX Services LLC:

Name	Title
Bradley T. Katsuyama	President, Chief Executive Officer
Ronan Ryan	Senior Vice President
Bryan Harkins	Senior Vice President
Craig Resnick	Vice President, Chief Financial Officer, Principal Financial Officer, Treasurer
Robert Dukesherer	Vice President, Chief Compliance Officer, Anti-Money Laundering Compliance Officer
Alphonse Asare	Financial and Operations Principal (FINOP) and Principal Operations Officer

Managers of IEX Services LLC

The following persons are managers of IEX Services LLC:

Managers
Bradley T. Katsuyama
Ronan Ryan

IEX Options LLC

- *Name*: IEX Options LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 11, 2024
- *Brief description of nature and extent of affiliation*: IEX Options LLC is a wholly-owned subsidiary of Investors' Exchange LLC which is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX Options LLC is not currently operational.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-11 is the Certificate of Formation of IEX Options LLC
- *A copy of existing by-laws or corresponding rules or instruments*: N/A

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: N/A

Dispatch Solutions Inc. (f/k/a Digital Asset Communications LLC)

- *Name*: Dispatch Solutions Inc.
- *Address*: 110 Wicks Street, Brooklyn, NY 11201
- *Form of organization*: Corporation
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (DEL. CODE ANN. tit. 8, § 101, et seq.) on December 29, 2023.
- *Brief description of nature and extent of affiliation*: IEX Group, Inc. held a minority interest in Dispatch Solutions Inc.
- *Brief description of business or functions*: Dispatch Solutions Inc. is not currently operational and was dissolved on June 11, 2025.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-12 is the Certificate of Incorporation of Dispatch Solutions Inc.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-13 are the By-Laws of Dispatch Solutions Inc.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Directors of Dispatch Solutions Inc.

  The following persons were directors of Dispatch Solutions Inc.:

Directors
Byron Sorrells
Arnaud Meunier
Andrea Ledford

  Officers of Dispatch Solutions Inc.

  The following persons were officers of Dispatch Solutions Inc.:

Name	Title
Byron Sorrells	President and Chief Executive Officer
Arnaud Meunier	Chief Operating Officer, Secretary and Treasurer

- *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Dispatch Solutions Inc. was dissolved on June 11, 2025.

Digital Asset Communications International Ltd

- *Name*: Digital Asset Communications International Ltd.

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Company

- *Name of state, statute under which organized and date of incorporation*: Cayman Islands, Cayman Islands Companies Act (Part X § 196-200, et seq.), on August 29, 2022

- *Brief description of nature and extent of affiliation*: Digital Asset Communications LLC is a wholly-owned subsidiary of IEX Ventures LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: Digital Asset Communications International Ltd. is not currently operational and was dissolved on March 31, 2025.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-14 is the Certificate of Incorporation of Digital Asset Communications International Ltd.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-15 are the Memorandum and Articles of Association of Digital Asset Communications International Ltd.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Directors of Digital Asset Communications International Ltd.

  The following persons were directors of Digital Asset Communications International Ltd.:

Directors
Robert Park
Craig Resnick

- *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Digital Asset Communications International Ltd. was dissolved on March 31, 2025.

Georgian Partners Growth LP

- *Name*: Georgian Partners Growth LP
- *Address*: 2 St. Clair Avenue West, 1400, Toronto, Ontario, Canada, M4V 1L
- *Form of organization*: Canadian Limited Partnership
- *Name of state, statute under which organized and date of incorporation*: Ontario, Canada on June 21, 2012, pursuant to the Ontario Limited Partnerships Act.
- *Brief description of nature and extent of affiliation*: Georgian Partners Growth LP owns a minority interest in IEX Group, Inc.
- *Brief description of business or functions*: Georgian Partners Growth LP is an exempt reporting advisor ("ERA") that acts as an adviser to private funds.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-16 is the Declaration of Limited Partnership of Georgian Partners Growth LP.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-17 is the Limited Partnership Agreement of Georgian Partners Growth LP.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  <u>Officers of Georgian Partners Growth LP</u>

  The following persons are officers of Georgian Partners Growth LP:

Name	Title
Justin LaFayette	Lead Investor, Head of Firm

John Berton	Head of Operations
Simon Cheemun Chong	Head of Customer Operations
Megan Kathleen Vesely	Chief Legal Officer
Michael Joseph Ruthard	Chief Financial Officer

IEX DAX LLC

- *Name*: IEX DAX LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 6, 2022
- *Brief description of nature and extent of affiliation*: IEX DAX LLC is a wholly-owned subsidiary of Investors' Exchange LLC which is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX DAX LLC is not currently operational.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-18 is the Certificate of Formation of IEX DAX LLC.
- *A copy of existing by-laws or corresponding rules or instruments*: N/A
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: N/A

IEX DAP Group LLC

- *Name*: IEX DAP Group LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 20, 2021

- *Brief description of nature and extent of affiliation*: IEX DAP Group LLC is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX DAP Group LLC is a holding company which holds 100% of the equity of IEX DAP LLC and IEX DAP Services LLC.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-19 is the Certificate of Formation of IEX DAP Group LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-20 is the Limited Liability Company Agreement of IEX DAP Group LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX DAP Group LLC

  The following persons are officers of IEX DAP Group LLC:

Name	Title
Bradley T. Katsuyama	Chief Executive Officer, President
Rachel Barnett	Chief Legal Officer, Secretary
Craig Resnick	Chief Financial Officer
Andrea Ledford	Chief People Officer
Robert Park	Chief Technology Officer

  Manager of IEX DAP Group LLC

  The following person is the manager of IEX DAP Group LLC:

Manager
Bradley T. Katsuyama

IEX DAP LLC

- *Name*: IEX DAP LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 20, 2021

- *Brief description of nature and extent of affiliation*: IEX DAP LLC is a wholly-owned subsidiary of IEX DAP Group LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX DAP LLC is a broker-dealer FINRA member authorized to operate an alternative trading system ("ATS") to facilitate trading in digital asset securities.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-21 is the Certificate of Formation of IEX DAP LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-22 is the Limited Liability Company Agreement of IEX DAP LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX DAP LLC

  The following persons are officers of IEX DAP LLC:

Name	**Title**
Bradley T. Katsuyama	President
Craig Resnick	Chief Financial Officer
Robert Dukesherer	Chief Compliance Officer
Terrance O'Connell	Principal Financial Officer
Alphonse Asare	Principal Operations Officer

  Manager of IEX DAP LLC

  The following person is the manager of IEX DAP LLC:

Manager
Bradley T. Katsuyama

IEX DAP Services LLC

- *Name*: IEX DAP Services LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 20, 2021

- *Brief description of nature and extent of affiliation*: IEX DAP Services LLC is a wholly-owned subsidiary of IEX DAP Group LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX DAP Services LLC is not currently operational.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-23 is the Certificate of Formation of IEX DAP Services LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-24 is the Limited Liability Company Agreement of IEX DAP Services LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX DAP Services LLC

  The following persons are officers of IEX DAP Services LLC:

Name	Title
Bradley T. Katsuyama	President
Robert Dukesherer	Chief Compliance Officer
Terrance O’Connell	Financial and Operations Principal, Principal Financial Officer
Alphonse Asare	Principal Operations Officer

  Manager of IEX DAP Services LLC

  The following person is the manager of DAP Services LLC:

Manager
Bradley T. Katsuyama

IEX Fund LLC

- *Name*: IEX Fund LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on July 21, 2022

- *Brief description of nature and extent of affiliation*: IEX Fund LLC is a wholly-owned subsidiary of IEX Ventures LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Fund LLC is a shareholder in certain early-stage private companies.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-25 is the Certificate of Formation of IEX Fund LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-26 is the Limited Liability Company Agreement of IEX Fund LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX Fund LLC

The following persons are officers of IEX Fund LLC:

Name	Title
Bradley T. Katsuyama	President
Rachel Barnett	Vice President, Chief Legal Officer, Secretary
Craig Resnick	Vice President, Treasurer

Managers of IEX Fund LLC

The following persons are managers of IEX Fund LLC:

Managers
Bradley T. Katsuyama
Ronan Ryan

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX VENTURES LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2015, AT 2:33 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5759757 8100

150876519

AUTHENTICATION: 2489001

DATE: 06-22-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:33 PM 06/03/2015
FILED 02:33 PM 06/03/2015
SRV 150876519 - 5759757 FILE

CERTIFICATE OF FORMATION

OF

IEX VENTURES LLC

This Certificate of Formation of **IEX Ventures LLC** dated as of June 3, 2015, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company formed hereby is IEX Ventures LLC (hereinafter referred to as the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle) and the name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Sophia Lee
Sophia Lee,
Authorized Person

OPERATING AGREEMENT
OF
IEX Ventures LLC

This Operating Agreement (this "**Agreement**") of IEX Ventures LLC (the "**Company**"), is made effective as of June 3, 2015, by IEX Group, Inc., a Delaware Corporation (the "**Member**").

1. **Name**. The name of the Company is "IEX Ventures LLC".

2. **Formation; Term**. On June 3, 2015, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**").

4. **Powers**. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office**. The address of the registered office of the limited liability company is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member.

6. **Authorized Person.** Ms. Jill Simon was designated as an organizer of the Company, and executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The authority of Ms. Simon, as organizer, to execute, deliver and file the Certificate of Formation is hereby confirmed and such filing is hereby ratified and approved. Upon such filing of the Certificate of Formation, Ms. Simon's powers as organizer ceased.

7. **Limited Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in the managers ("**Managers**"). The initial Managers and officers of the Company shall be as set forth on **Exhibit A** hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager, provided that the Manager may also sign on behalf of the Company if he so chooses. The Member may appoint, remove and replace any Manager, officers and employees of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX Group, Inc., a Delaware corporation, is hereby admitted as the sole "member" of the Company. The Member shall make the initial capital contribution to the Company set forth on the Schedule of Members set forth on **Exhibit B** hereto. Membership interests in the Company shall be expressed in percentages. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company and **Exhibit B** hereto. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

12. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

13. **Transfer of Rights.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

14. **Indemnification.**

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any officer and any affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("**Losses**") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, officer or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

15. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

16. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

17. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the Member, (iii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

18. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

20. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

21. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

22. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

23. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and his respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

24. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:

IEX Group, Inc.

____

Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A

Managers: Bradley Katsuyama and Matthew Trudeau

Officers:

President and Secretary: Bradley Katsuyama
Vice President and Treasurer: Matthew Trudeau
General Counsel: Sophia Lee

EXHIBIT B

SCHEDULE OF MEMBERS

Name	Capital Contribution	Membership Interest
IEX Group, Inc.	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX CLOUD SERVICES LLC", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF AUGUST, A.D. 2018, AT 4:53 O`CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE
1793
1855

Jeffrey W. Bullock, Secretary of State

7017904 8100
SR# 20186193144

Authentication: 203289830
Date: 08-22-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:53 PM 08/15/2018
FILED 04:53 PM 08/15/2018
SR 20186193144 - File Number 5176154

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX Cloud Services LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

By: Sophia Lee
Authorized Person

Name: Sophia Lee
Print or Type

OPERATING AGREEMENT
OF
IEX Cloud Services LLC

This Operating Agreement (this "***Agreement***") of IEX Cloud Services LLC (the "***Company***"), is made effective as of August 15, 2018, by IEX Ventures LLC, a Delaware limited liability company (the "***Member***").

1. **Name.** The name of the Company is "IEX Cloud Services LLC".

2. **Formation; Term.** On November 6, 2017, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member.

6. **Authorized Person.** Ms. Diana Yuan was designated as an organizer of the Company, and executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The authority of Ms. Yuan, as organizer, to execute, deliver and file the Certificate of Formation is hereby confirmed and such filing is hereby ratified and approved. Upon such filing of the Certificate of Formation, Ms. Yuan's powers as organizer ceased.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. Management. All power to manage, bind and act on behalf of, the Company shall be vested in the managers ("***Managers***"). The initial Managers and officers of the Company shall be as set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager, provided that the Manager may also sign on behalf of the Company if he so chooses. The Member may appoint, remove and replace any Manager, officers and employees of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. Member; Capital Contributions. IEX Ventures LLC, a Delaware limited liability company, is hereby admitted as the sole "member" of the Company. The Member shall make the initial capital contribution to the Company set forth on the Schedule of Members set forth on Exhibit B hereto. Membership interests in the Company shall be expressed in percentages. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company and Exhibit B hereto. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. Tax Classification. The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. Ownership of Company Property. All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

12. Distributions. Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

13. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

14. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any officer and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, officer or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

15. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

16. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

17. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the Member, (iii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

18. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

20. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

21. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

22. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

23. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and his respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

24. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX Ventures LLC

____
Name: Bradley Katsuyama
Title: President

EXHIBIT A

Managers: Bradley Katsuyama and Robert Park

Officers:
Bradley Katsuyama – President
Sara Furber – Vice President and Treasurer
Robert Park – Vice President and Chief Technology Officer
Sophia Lee – General Counsel and Secretary

EXHIBIT B

SCHEDULE OF MEMBERS

Name	**Capital Contribution**	**Membership Interest**
IEX Ventures LLC	$1.00	100%

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SWXTCH.IO INC." FILED IN THIS OFFICE ON THE EIGHTH DAY OF MAY, A.D. 2025, AT 6:11 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

6605787 8100V
SR# 20252143969

Authentication: 203650075
Date: 05-08-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:11 PM 05/08/2025
FILED 06:11 PM 05/08/2025
SR 20252143969 - File Number 6605787

CERTIFICATE OF INCORPORATION
OF
SWXTCH.IO INC.

FIRST: The name of this corporation is swXtch.io Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, 19808, County of New Castle, and the name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is (i) 16,666,666 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), all of which are hereby designated "**Series Seed Preferred Stock**".

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of

Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"); *provided, however*, that notwithstanding the foregoing, in the event that a Deemed Liquidation Event involving any of the parties referenced in Section 3 of that certain Contribution and Assignment Agreement, by and between IEX Group, Inc. ("**IEX**") and swXtch.io LLC, dated as of May 8, 2025 (the "**Designated Parties**") occurs on or prior to the earlier of (x) June 30, 2026, or (y) the date on which the Corporation closes on the sale of shares of Preferred Stock or Convertible Securities (including convertible promissory notes and Simple Agreements for Future Equity) in connection with a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Corporation receives gross proceeds of not less than $2,500,000, but excluding any Preferred Stock or Convertible Securities issued to IEX or any of the Designated Parties or their respective affiliates (as applicable, a "**Qualified Capital Raise**"), then the Liquidation Amount payable to the holders of Preferred Stock pursuant to this Section 2.1 shall equal an amount per share of Preferred Stock equal to the greater of (i) three (3) times the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the business or assets, including, but not limited to, the intellectual property, of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.32.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event the ("**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of the Preferred Director (as defined herein), if then serving.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors.

(a) At all times when at least 1,250,000 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), (i) the holders of record of the shares of Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect one director of the Corporation (the "**Preferred Director**"); (ii) the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect one director of the Corporation; and (iii) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation (as applicable, the "**At-Large Directors**"); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in Section 3.2(a)(i) or Section 3.2(a)(ii) or appointed by the proviso of Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(b)

(i) If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, fill such directorship in accordance with Section 3.2(a).

(ii) A vacancy in any At-Large Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining director(s).

(c) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3 Preferred Stock Protective Provisions. At any time when at least 1,250,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or action that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event or any other third party merger, third-party consolidation, statutory conversion, domestication or continuance;

3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock;

3.3.3 create or issue or obligate itself to issue shares of, or reclassify, any capital stock (or securities convertible into or exercisable or exchangeable for shares of any class or series of capital stock) unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.4 increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any additional class or series of capital stock of the

Corporation unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.5 sell, issue, sponsor, create or distribute, or cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute, any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.7 (i) create or adopt any equity (or equity-linked) compensation plan; or (ii) amend any such plan to increase the number of shares authorized for issuance thereunder;

3.3.8 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course of business, create, or issue, any debt security, create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business), or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, unless such indebtedness is included in the annual budget approved by the Board of Directors, including the Preferred Director;

3.3.9 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.10 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.11 enter into or be a party to any transaction with any director or officer of the Corporation or any of their controlled affiliates or any person described in clauses (2) and (3) of the definition of "associate" in Rule 12b-2 promulgated under the Exchange Act) of any such person other than transactions in the ordinary course of business that are approved by the Board of Directors, including the Preferred Director; or

3.3.12 at any time prior to the earlier of (i) the closing of a Qualified Capital Raise, or (ii) the Corporation achieves trailing 12-month net revenue of not less than $2,500,000 (the "**Revenue Threshold**") (the earlier of clauses (i) or (ii) being the "**Milestone Date**"), make any deviation from the Corporation's annual budget that would result in a greater than 5% increase in the aggregate annual budget, unless approved by the Board of Directors, including the Preferred Director.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to $1.00. The Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the Preferred Director, if then serving;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Preferred Director, if then serving;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director, if then serving;

(vii) shares of Common Stock, Options or Convertibles Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the approval of the Preferred Director, if then serving; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director, if then serving.

(b) "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" means the date on which the first share of Preferred Stock is issued.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.2 (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the

Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such

Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**") (i) immediately prior to the closing of the sale of shares of Common Stock to the public at a price of at least $5.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the Preferred Director, if then serving; or (ii) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redemption. Except as provided in Section 2.3.2(b), the Preferred Stock is not subject to mandatory redemption.

7. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers,

preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Preferred Director, if then serving, may be required for the authorization by the Board of Directors of certain of the matters set forth in (a) the Investors' Rights Agreement, dated on or about the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time, or (b) certain other agreements by and among the Corporation and one or more of its stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Certificate of Incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

TWELFTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

FOURTEENTH: The name of the sole incorporator of the Corporation is Brent Yates. The sole incorporator's mailing address is 2451 Cumberland Pkwy, STE 3310, Atlanta, GA 30339

* * *

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of May, 2025.

By: /s/ Brent Yates
Name: Brent Yates
Title: Sole Incorporator

swXtch.io Inc.
(a Delaware corporation)

CONSENT OF SOLE INCORPORATOR IN LIEU OF MEETING

May 8, 2025

The undersigned, being the sole incorporator of swXtch.io Inc., a Delaware corporation (the "***Corporation***"), hereby consents to the adoption, as of the date written above, of the following resolutions in accordance with the provisions of Section 108(c) of the General Corporation Law of the State of Delaware, and agrees that such resolutions shall have the same effect as if duly adopted at a meeting of the sole incorporator held for the purpose:

RESOLVED: That the Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on the date hereof be, and it hereby is, approved;

RESOLVED: That the Bylaws in the form attached as Exhibit A hereto be, and they hereby are, approved and adopted as the Bylaws of the Corporation;

RESOLVED: That the number of directors of the Corporation is hereby fixed at three;

RESOLVED: That the following persons are hereby elected as the initial directors of the Corporation, each to serve until his or her successor is elected and qualified, with one seat initially remaining vacant:

- Brent Yates (Common Director)
- Brannum Forsyth (Preferred Director)

RESOLVED: That this Consent of Sole Incorporator in Lieu of Meeting be filed with the records of the Corporation.

EXECUTED as of the date first set forth above.

Jesse Brent Yates
____
Brent Yates, *Sole Incorporator*

EXHIBIT A

BYLAWS

BYLAWS

OF

swXtch.io Inc.

Section 1 CERTIFICATE OF INCORPORATION AND BYLAWS

1.1 These Bylaws are subject to the certificate of incorporation of the corporation. In these Bylaws, references to the certificate of incorporation and Bylaws mean the provisions of the certificate of incorporation and the Bylaws as are from time to time in effect.

Section 2 OFFICES

2.1 Registered Office. The registered office shall be in the City of Dover, County of Kent, State of Delaware, or such other place as the board of directors may from time to time determine.

2.2 Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Section 3 STOCKHOLDERS

3.1 Location of Meetings. All meetings of the stockholders shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the board of directors, or if not so designated, at the registered office of the corporation. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If so authorized, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation. Any adjourned session of any meeting shall be held at the place designated in the vote of adjournment.

3.2 Annual Meeting. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the board of directors shall each year fix.

3.3 [Reserved].

3.4 Notice of Annual Meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Such notice may specify the business to be transacted and actions to be taken at such meeting. No action shall be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.5 Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting and business to be transacted at any special meeting of the stockholders.

3.6 Notice of Special Meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. No action shall be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.7 Stockholder List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to examination of any stockholder during the entire meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

3.8 Quorum of Stockholders. The holders of a majority of the voting power of all of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law, by the certificate of incorporation or by these Bylaws. Where a separate vote by a class or classes or series is required, a majority of the voting power of the outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by law, no stockholder present at a meeting may withhold his shares from the quorum count by declaring his shares absent from the meeting.

3.9 Adjournment. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws, which time and place shall be announced at the meeting, by a majority of votes cast upon the question, whether or not a quorum is present, or, if no stockholder is present or represented by proxy, by any officer entitled to preside at or to act as secretary of such meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

3.10 Proxy Representation. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. Except as provided by law, a revocable proxy shall be deemed revoked if the stockholder is present at the meeting for which the proxy was given. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The authorization of a proxy may, but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof.

3.11 Inspectors. The directors or the person presiding at the meeting may, but need not unless required by law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

3.12 Action by Vote. When a quorum is present at any meeting, whether the same be an original or an adjourned session, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these Bylaws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

3.13 Action Without Meetings. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Consent may be given by electronic transmission to the extent permitted by the Delaware General Corporation Law.

3.14 Organization. Meetings of stockholders shall be presided over by the chairperson of the board of directors, if any, or in his absence by the president, or in his absence by a vice president, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the board. The secretary shall act as secretary of the meeting, but in his absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of the meeting shall announce at the meeting of stockholders the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote.

3.15 Conduct of Meetings. The board of directors of the corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairperson of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the board of directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 4 DIRECTORS

4.1 Number. The number of directors which shall constitute the whole board shall not be less than one. The initial board shall consist of three directors. Thereafter, the stockholders at the annual meeting shall determine the number of directors, and the number of directors may be increased or decreased at any time or from time to time by the stockholders or by the directors by vote of a majority of directors then in office, except that any such decrease by vote of the directors shall only be made to eliminate vacancies existing by reason of the death, resignation or removal of one or more directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in these Bylaws. Directors need not be stockholders.

4.2 Tenure. Except as otherwise provided by law, by the certificate of incorporation or by these Bylaws, each director shall hold office until the next annual meeting and until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.

4.3 Powers. The business of the corporation shall be managed by or under the direction of the board of directors which shall have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these Bylaws directed or required to be exercised or done by the stockholders.

4.4 Vacancies. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the stockholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote or action in writing thereon to take effect when such resignation or resignations shall become effective. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these Bylaws as to the number of directors required for a quorum or for any vote or other actions.

4.5 Committees. The board of directors may, by vote of a majority of the whole board, (a) designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee shall have and may exercise the powers and authority of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these Bylaws they are prohibited from so delegating. In the absence or disqualification of any member of such committee and his alternate, if any, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Except as the board of directors may otherwise determine, any committee may make, alter and repeal rules for the conduct of its business, but unless otherwise provided by the board or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these Bylaws for the conduct of business by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors upon request.

4.6 Regular Meeting. Regular meetings of the board of directors may be held without call or notice at such place within or without the State of Delaware and at such times as the board may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of the stockholders.

4.7 Special Meetings. Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the president, or by one-third or more in number of the directors, reasonable notice thereof being given to each director by the secretary or by the president or by any one of the directors calling the meeting.

4.8 Notice. It shall be reasonable and sufficient notice to a director to send notice by mail at least forty-eight hours or by telegram or telecopy or other form of electronic transmission at least twenty-four hours before the meeting, addressed to him at his usual or last known business or residence address or to give notice to him in person or by telephone at least twenty-four hours before the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

4.9 Quorum. Except as may be otherwise provided by law, by the certificate of incorporation or by these Bylaws, at any meeting of the directors a majority of the directors then in office shall constitute a quorum. A quorum shall not in any case be less than one-third of the total number of directors constituting the whole board. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

4.10 Action by Vote. Except as may be otherwise provided by law, by the certificate of incorporation or by these Bylaws, when a quorum is present at any meeting the vote of a majority of the directors present shall be the act of the board of directors.

4.11 Action Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all the members of the board or of such committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated for all purposes as the act of the board or of such committee, as the case may be.

4.12 Participation in Meetings by Conference Telephone. Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the board of directors or of any committee thereof may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at such meeting.

4.13 Compensation. Unless otherwise restricted by the certificate of incorporation or these Bylaws, the board of directors shall have the authority to fix from time to time the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and the performance of their responsibilities as directors and may be paid a fixed sum for attendance at each meeting of the board of directors and/or a stated salary as director. No such payment shall preclude any director from serving the corporation or its parent or subsidiary corporations in any other capacity and receiving compensation therefor. The board of directors may also allow compensation for members of special or standing committees for service on such committees.

4.14 Interested Directors and Officers.

(a) No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders.

(b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

4.15 Resignation or Removal of Directors. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the stock issued and outstanding and entitled to vote at an election of directors. Any director may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time and without in either case the necessity of its being accepted unless the resignation shall so state. No director resigning and no director removed shall have any right to receive compensation as such director for any period following his resignation or removal, except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

Section 5 NOTICES

5.1 Form of Notice. Whenever, under the provisions of law, of the certificate of incorporation or of these Bylaws, notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Unless written notice by mail is required by law, written notice may also be given by telegram, cable, telecopy, commercial delivery service, telex or similar means, addressed to such director or stockholder at his address as it appears on the records of the corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the corporation or the person sending such notice and not by the addressee. Notice may also be given to any stockholder and to any director by any form of electronic transmission, to the same extent that Section 232 of the Delaware General Corporation Law permits notice in such form to be given to stockholders, and will be deemed given at the time provided therein. Oral notice or other in-hand delivery (in person or by telephone) shall be deemed given at the time it is actually given.

5.2 Waiver of Notice. Whenever notice is required to be given under the provisions of law, the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders, directors or members of a committee of the directors need be specified in any written waiver of notice.

Section 6 OFFICERS AND AGENTS

6.1 Enumeration; Qualification. The officers of the corporation shall be a president, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairperson of the board of directors and one or more vice presidents. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

6.2 Powers. Subject to law, to the certificate of incorporation and to the other provisions of these Bylaws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

6.3 Election. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a secretary and a treasurer. Other officers may be appointed by the board of directors at such meeting, at any other meeting or by written consent. At any time or from time to time, the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

6.4 Tenure. Each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his successor is elected and qualified unless a shorter period shall have been specified in terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent of the corporation shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

6.5 Chairperson of the Board of Directors. The chairperson of the board of directors, if any, shall have such duties and powers as shall be designated from time to time by the board of directors. Unless the board of directors otherwise specifies, the chairperson of the board, or if there is none the president, shall preside, or designate the person who shall preside, at all meetings of the stockholders and of the board of directors. References in these Bylaws to a chairperson shall include references to persons designated by the board of directors with the title chairman, chairwoman or chair or any similar title.

6.6 President and Vice Presidents. Unless the board of directors determines otherwise, the president shall be the chief executive officer and shall have direct and active charge of all business operations of the corporation and shall have general supervision of the entire business of the corporation, subject to the control of the board of directors. As provided in Section 6.5, in the absence of the chairperson of the board of directors, the president shall preside at all meetings of the stockholders and of the board of directors at which the president is present, except as otherwise voted by the board of directors.

The president or treasurer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Any vice presidents shall have such duties and powers as shall be designated from time to time by the board of directors or by the president.

6.7 Treasurer and Assistant Treasurers. The treasurer shall be the chief financial officer of the corporation and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be assigned to him from time to time by the board of directors or by the president. Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

6.8 Secretary and Assistant Secretaries. The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all writings of, or related to, action by stockholder or director consent. In the absence of the secretary from any meeting, an assistant secretary, or if there is none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed, the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. The secretary shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

6.9 Resignation and Removal. Any officer may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in any case the necessity of its being accepted unless the resignation shall so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent. No officer resigning and no officer removed shall have any right to any compensation as such officer for any period following his resignation or removal, except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

6.10 Vacancies. If the office of the president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that office may choose a successor. Each such successor shall hold office for the unexpired term of his predecessor, and in the case of the president, the treasurer and the secretary until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified.

Section 7 CAPITAL STOCK

7.1 Stock Certificates. Each stockholder shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by him, in such form as shall, in conformity to law, the certificate of incorporation and the Bylaws, be prescribed from time to time by the board of directors. Such certificate shall be signed by (i) the chairperson of the board of directors or the president or a vice-president and (ii) the treasurer or an assistant treasurer or the secretary or an assistant secretary. Any or all of the signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the time of its issue.

7.2 Lost Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 8 TRANSFER OF SHARES OF STOCK

8.1 Transfer on Books. Subject to any restrictions with respect to the transfer of shares of stock, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the transfer agent of the corporation may reasonably require. Except as may be otherwise required by law, by the certificate of incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

It shall be the duty of each stockholder to notify the corporation of his post office address.

Section 9 RESTRICTIONS ON TRANSFER.

9.1 Transfer Restrictions. Before any holder (“**Stockholder**”) of shares of common stock of the corporation (“**Shares**”) may Transfer (as such term is defined below) Shares (or any interest therein) to another prospective holder, such Stockholder must obtain the prior written consent of the corporation upon resolutions duly approved by the board of directors, which consent may be withheld in its sole discretion. “**Transfer**” shall mean with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. “**Constructive Sale**” shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any Shares of the corporation's stock effected in violation of this section shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

9.2 Exceptions for Certain Transfers. Notwithstanding the foregoing, the provisions of Section 9.1 shall not apply to the following transactions:

(a) a repurchase of Shares from a Stockholder by the corporation at a price no greater than that originally paid by such Stockholder for such Shares and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the board of directors;

(b) a pledge of Shares that creates a mere security interest in the pledged Shares, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of these Bylaws to the same extent as if it were the Stockholder making such pledge;

(c) in the case of a Stockholder who is an individual, the transfer without consideration of any Shares made for bona fide estate planning purposes, either during a Stockholder’s lifetime or on death by will or intestacy to (i) his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Stockholder (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as “**family members**”), or any other relative/person approved by the corporation upon resolutions duly approved by the board of directors or (ii) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Stockholder or any such family members;

(d) in the case of a Stockholder that is an entity, the transfer without consideration of any Shares by a Stockholder to its stockholders, members, partners or other equity holders; or

(e) a Stockholder’s Transfer of Shares of Preferred Stock of the corporation, par value $0.0001 per share (the “**Preferred Stock**”) (or Common Stock of the corporation, par value $0.0001 per share, issued upon conversion of the Preferred Stock).

9.3 Subsequent Transfers. In the case of any Transfer consented to by the corporation or described in Section 9.2 above or otherwise, the transferee, assignee, or other recipient shall receive and hold the Shares subject to the provisions of this Section 9, and there shall be no further transfer of such stock except in accordance with this Section 9.

9.4 Termination of Restriction. The restrictions in Section 9.1 shall terminate upon the earlier to occur of (i) the closing of a Sale Event (as defined below); or (ii) the first sale or re-sale of common stock of the corporation to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “**Securities Act**”). Upon termination of such restrictions, a new certificate or certificates representing the Shares not repurchased shall be issued, on request, without the legend referred to below and delivered to each Stockholder.

For purposes of these Bylaws, "**Sale Event**" means the consummation of (i) the voluntary or involuntary liquidation, dissolution or winding up of the corporation, (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, (iii) a merger or consolidation in which the corporation is a constituent party or a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, of the capital stock of (A) the surviving or resulting corporation; or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, (iv) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the corporation if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the corporation, (v) the acquisition of all or a majority of the outstanding voting stock of the corporation in a single transaction or a series of related transactions by a Person or group of Persons, or (vi) any other acquisition of the business of the corporation, as determined by the board of directors; *provided*, *however*, that the corporation's Initial Public Offering (as defined below), any subsequent public offering or another capital-raising event, or a merger effected solely to change the corporation's domicile shall not constitute a "**Sale Event**".

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Initial Public Offering**" means the consummation of the first firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale by the corporation, or resale, of its equity securities, as a result of or following which the Shares shall be publicly held.

9.5 Legend. The certificate or certificates representing the Shares shall bear the following legend (as well as any legends required by applicable state and federal corporate and securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE BYLAWS OF THE CORPORATION. WHICH SHALL BE PROVIDED UPON REQUEST MADE TO THE SECRETARY OF THE CORPORATION.

9.6 Waiver. The provisions of Section 9.1 may be waived, with respect to any transaction subject thereto (either prospectively or retrospectively), by the corporation upon resolutions duly approved by the board of directors, including the Preferred Director (as defined in the certificate of incorporation); *provided, however*, that such restrictions shall continue to apply to the Shares subsequent to such transaction.

Section 10 GENERAL PROVISIONS

10.1 Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action to which such record date relates. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed; and

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating to such purpose.

10.2 Dividends. Dividends upon the capital stock of the corporation may be declared by the board of directors at any regular or special meeting or by written consent, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

10.3 Payment of Dividends. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

10.4 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

10.5 Fiscal Year. The fiscal year of the corporation shall begin on the first of January in each year and shall end on the last day of December next following, unless otherwise determined by the board of directors.

10.6 Seal. The board of directors may, by resolution, adopt a corporate seal. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be altered from time to time by the board of directors.

Section 11 INDEMNIFICATION

11.1 Right to Indemnification. Each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "**proceeding**"), by reason of the fact that he or she is or was a director or an officer of the corporation designated by the board of directors, or, while serving in either such capacity, is or was serving at the request of the corporation as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee, or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; *provided*, *however*, that, except as provided in Section 11.3 with respect to proceedings to enforce rights to advancement and indemnification, the corporation shall indemnify, and shall advance expenses to, any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the corporation; *provided, further*, that, to the fullest extent permitted by Delaware law, the corporation may modify the extent of such indemnification by individual contracts with its directors and officers.

11.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 11.1, an indemnitee shall also have the right to be paid by the corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "**advancement of expenses**"); *provided*, *however*, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such indemnitee is not entitled to be indemnified for such expenses under this Section 11.2 or otherwise.

11.3 Right of Indemnitee to Bring Suit. If a claim under Section 11.1 or 11.2 is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 11 or otherwise, shall be on the corporation.

11.4 Successful Defense of a Proceeding. To the extent an indemnitee has been successful on the merits or otherwise in defense of any proceeding (or in defense of any claim, issue or matter therein), such indemnitee shall be indemnified under this Section 11.4 against expenses (including attorneys' fees) actually and reasonably incurred in connection with such defense. Indemnification under this Section 11.4 shall not require indemnitee to satisfy any standard of conduct, and the corporation may not assert a failure to satisfy any standard of conduct as a basis to deny indemnification or recover amounts advanced, including in a suit brought pursuant to Section 11.3 (notwithstanding anything to the contrary contained therein); provided, however, that, any indemnitee who is not a current or former director or "officer" (as such term is defined in the final sentence of Section 145(c)(1) of the Delaware General Corporation Law) shall be indemnified under Section 11.1 and this Section 11.4 only if such indemnitee has satisfied the standard of conduct required for indemnification under Section 145(a) or Section 145(b) of the Delaware General Corporation Law.

11.5 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section 11 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the corporation's certificate of incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

11.6 Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

11.7 Indemnification of Employees and Agents of the Corporation. The corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the corporation to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

11.8 Nature of Rights. The rights conferred upon indemnitees in this Section 11 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Section 11 that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

Section 12 AMENDMENTS

12.1 These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the board of directors when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors. If the power to adopt, amend or repeal Bylaws is conferred upon the board of directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 01/04/2016
FILED 01:17 PM 01/04/2016
SR 20160017380 - File Number 5176154

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

IEX Group, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is IEX Group, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 27, 2012 under the name IEX Group, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Second Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is IEX Group, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Zip Code 19808. The name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,100,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

A total of 375,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**," a total of 2,440,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**" and a total of 2,205,882 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series C Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other

similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A-1 Original Issue Price**" shall mean $4.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "**Series B-1 Original Issue Price**" shall mean $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-1 Preferred Stock. The "**Series C Original Issue Price**" shall mean $34.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock. For purposes hereof, the Series A-1 Original Issue Price, the Series B-1 Original Issue Price and the Series C Original Issue Price, collectively, shall be referred to as the "**Original Issue Price**," and individually, as the "**applicable Original Issue Price**."

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Senior Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series C Preferred Stock and Series B-1 Preferred Stock (together, the "**Senior Preferred Stock**") then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A-1 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable to a series of Senior Preferred Stock pursuant to this sentence is hereinafter referred to as an applicable "**Senior Preferred Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Senior Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Senior Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Series A-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after full payment of the Senior Preferred Liquidation Amount as set forth above, the holders of shares of Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-1 Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after full payment of the Senior Preferred Liquidation Amount and the Series A-1 Liquidation Amount, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be deemed a liquidation of the Corporation (a "**Deemed Liquidation Event**") unless the holders of at least sixty percent (60%) of the outstanding shares of Senior Preferred Stock, voting together as a single class and on an as-converted basis (the "**Requisite Preferred Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger,consolidation or reorganization in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation or reorganization involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation or reorganization continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, consolidation or reorganization, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, consolidation or reorganization, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c) (i) a single transaction or series of related transactions to which the Corporation is a party, involving the sale or transfer of outstanding shares of capital stock of the Corporation, or (ii) the issuance of shares of capital stock by the Corporation, in either case, under circumstances in which the holders of the voting power of outstanding capital stock of the Corporation, immediately prior to such transaction(s), own less than 50% in voting power of the outstanding capital stock of the Corporation immediately following such transaction; provided, however, that the issuance of shares of preferred stock of the Corporation by the Corporation in a bona fide equity financing transaction that is approved by the Requisite Preferred Holders shall not constitute a Deemed Liquidation Event under this Section 2.4.1(c).

2.4.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Preferred Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Senior Preferred Liquidation Amount or Series A-1 Liquidation Amount, as applicable. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall (x) first ratably redeem each holder's shares of Senior Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares of Senior Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders, and (y) next ratably redeem each holder's shares of Series A-1 Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares of Series A-1 Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Subsection 2.4.2(c) through Subsection 2.4.2(e) shall apply to the redemption of the Preferred Stock pursuant to this Subsection 2.4.2(b). Prior to the distribution or redemption provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business solely to wind down the business and affairs of the Corporation.

(c) The Corporation shall send written notice of the redemption pursuant to Subsection 2.4.2(b) (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than 90 days after the Deemed Liquidation Event. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem;

(ii) the date of redemption (the "**Redemption Date**") and price per share of the Preferred Stock to be redeemed (the "**Redemption Price**");

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of the Preferred Stock to be redeemed.

(d) On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(e) If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any event specified in this Subsection 2.4 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series C Preferred Stock, exclusively and voting as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series C Director**"), the holders of record of the shares of Series B-1 Preferred Stock, exclusively and voting as a separate class, shall be entitled to elect two (2) directors of the Corporation (each, a "**Series B-1 Director**" and the Series C Director and the Series B-1 Directors, each a "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and separately as a separate class, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series C Preferred Stock, Series B-1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series C Preferred Stock, Series B-1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series C Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 222,000 shares of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series C Preferred Stock) and the rights of the holders of the Series B-1 Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 350,000 shares of Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series B-1 Preferred Stock).

3.3 Senior Preferred Stock Protective Provisions. At any time when at least 800,000 shares of Senior Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to any class or series of Senior Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Preferred Holders, given in writing or by vote at a meeting:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or effect any merger or consolidation, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Senior Preferred Stock;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Senior Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of any series of Senior Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Senior Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B-1 Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and as expressly authorized herein, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (iv) acquisitions of Common Stock in exercise of the Corporation's right of first refusal to repurchase such shares, such acquisitions not to exceed $1,000,000 in the aggregate in any one calendar year, (v) as approved by the Board of Directors of the Corporation, including the approval of a majority of the Preferred Directors, or (vi) redemptions pursuant to paragraph E of Article TENTH hereto;

3.3.5 consummate an underwritten initial public offering of the Corporation's Common Stock that is not a Qualified IPO (as defined below);

3.3.6 enter into or be a party to any transaction with any director or officer of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act of 1934, as amended) of any such person, except for (i) transactions entered into in connection with the sale and issuance of the Series C Preferred Stock pursuant to the Series C Preferred Stock Purchase Agreement dated on or about the Original Issue Date (as defined below), by and among the Corporation and the Purchasers identified therein (the "**Series C Purchase Agreement**"), (ii) transactions entered into in the ordinary course of the Corporation's business and on terms that are fair and reasonable and consistent with an arm's length transaction, (iii) transactions resulting in payments to or by the Corporation in an aggregate amount less than $60,000 per year, and (iv) transactions approved by the Board of Directors, including the approval of a majority of the Preferred Directors;

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.8 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $5,000,000, other than equipment leases or bank lines of credit and unless such debt security has received the prior approval of the Board of Directors, including the approval of a majority of the Preferred Directors;

3.3.9 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary or permit any direct or indirect subsidiary to sell, transfer or otherwise issue any of its securities other than to the Corporation or to a wholly-owned subsidiary of the Corporation; or

3.3.10 increase the number of shares of Common Stock reserved for issuance under any equity incentive plan adopted by the Corporation.

3.4 Series A-1 Preferred Stock Protective Provisions. For so long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A-1 Preferred Stock.

4. Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The **"Series A-1 Conversion Price"** shall initially be equal to $4.00. The **"Series B-1 Conversion Price"** shall initially be equal to $10.00. The **"Series C Conversion Price"** shall initially be equal to $34.00. For purposes hereof, the Series A-1 Conversion Price, the Series B-1 Conversion Price and the Series C Conversion Price shall be referred to as the "**Conversion Price**" and individually as the **"applicable Preferred Conversion Price"**. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. (i) The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and (ii) without limitation of the Corporation's obligations under clause (i) of this sentence, if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the reasonable opinion of its outside legal counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series C Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock issued upon conversion of the Preferred Stock; or

(ii) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; or

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split,

split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8; or

(iv) up to 1,903,348 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors, and in existence as of the Original Issue Date; or

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(vi) shares of Common Stock, Options or Convertible Securities issued to unaffiliated banks, equipment lessors, other financial institutions, real property lessors, pursuant to a bona fide debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued to unaffiliated suppliers or third party service providers in connection with the bona fide provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors;

(viii) shares of Common Stock, Options or Convertible Securities issued pursuant to the bona fide acquisition of an unaffiliated corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or pursuant to a bona fide joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors; or

(ix) shares of Common Stock, Options or Convertible Securities issued to unaffiliated third parties in connection with bona fide sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors.

4.4.2 No Adjustment of Conversion Price. No adjustment in any of the Series A-1 Conversion Price, Series B-1 Conversion Price or Series C Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, and in each case voting separately as a series, agreeing that no such adjustment shall be made to the Conversion Price for such series of Preferred Stock as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4 below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the

Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4 below (either because the consideration per share (determined pursuant to Subsection 4.4.5 hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4 below, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "**CP_1**" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the applicable Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of

Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger; Reorganization, etc. Subject to the provisions of Subsection 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of applicable Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the applicable Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events.

5.1.1 Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $34.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in an underwritten initial public offering on a national exchange pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation (a "**Qualified IPO**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of the Series A-1 Preferred Stock, voting separately as a series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Series A-1 Conversion Time**"), (i) all outstanding shares of the Series A-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.1.2 Upon either (a) the closing of a Qualified IPO, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of the Series B-1 Preferred Stock, voting separately as a series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Series B-1 Conversion Time**"), (i) all outstanding shares of the Series B-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.1.3 Upon either (a) the closing of a Qualified IPO, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of the Series C Preferred Stock, voting separately as a series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Series C Conversion Time**" and, together with the Mandatory Series A-1 Conversion Time and Mandatory Series B-1 Conversion Time, may be referred to herein as an applicable "**Mandatory Conversion Time**"), (i) all outstanding shares of the Series C Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the applicable Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the applicable Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the applicable Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Subject to any other votes required by this Restated Certificate of Incorporation, any of the rights, powers, preferences and other terms of (i) the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A-1 Preferred Stock then outstanding, (ii) the Series B-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series B-1 Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B-1 Preferred Stock then outstanding, (iii) the Series C Preferred Stock set forth herein may be waived on behalf of all holders of Series C Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series C Preferred Stock then outstanding, and (iv) the Senior Preferred Stock set forth herein may be waived on behalf of all holders of Senior Preferred Stock by the affirmative written consent or vote of the Requisite Preferred Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to the Bylaws, including the provisions contained within Section 51 thereof, and any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, subject to rights conferred upon stockholders set forth herein (including, without limitation, pursuant to Sections 3.3, 3.4 and 7 of this Certificate of Incorporation). Commencing on the date (the "**Registration Date**") that Investors' Exchange LLC is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934, as amended (the "**Act**"), for so long as this Corporation shall control, directly or indirectly, Investors' Exchange LLC, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of Investors' Exchange LLC and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the "**Commission**") before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

TENTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation and any agreement amongst stockholders, the following shall apply commencing on the Registration Date to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, Investors' Exchange LLC, except as provided below in Section 2 of Paragraph B of this Article TENTH:

A. Definitions. As used in this Article Tenth:

1. The term "**Person**" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

2. The term "**Related Persons**" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as Investors' Exchange LLC (an "**Exchange Member**"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager

of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

3. The term "beneficially owned", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

B. Limitations.

1. For so long as the Corporation shall control, directly or indirectly, the Investors' Exchange LLC, except as provided in Sections 2.1 and 2.2 below of this Article TENTH, Paragraph B:

1.1 No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

1.2 No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

1.3 No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

2. Subject to Sections 3 and 4 below of this Article TENTH, Paragraph B:

2.1 The limitations in Sections 1.1 and 1.3 above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

2.2 The limitations in Sections 1.1 and 1.3 above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Investors' Exchange LLC, to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Investors' Exchange LLC, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Investors' Exchange LLC.

3. Notwithstanding Sections 2.1 and 2.2 above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

4. Notwithstanding Sections 2.1 and 2.2 above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

C. Required Notices.

1. Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

2. Each Person required to provide written notice pursuant to Section 1, Paragraph C of this Article Tenth shall update such notice promptly after any change in the contents of that

notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

3. The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Tenth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Tenth as may reasonably be requested of such Person.

D. Effect of Purported Transfers and Voting in Violation of this Article.

If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Tenth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Tenth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Tenth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

E. Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article.

If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Tenth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Tenth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this Paragraph E of this Article Tenth) (in each case, a "**Redemption**") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Tenth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Tenth.

ELEVENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eleventh to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Eleventh by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TWELFTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Twelfth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

THIRTEENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law

4. That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Second Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this January 4, 2016.

By: ______________________
Bradley Katsuyama
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:12 AM 06/26/2018
FILED 09:12 AM 06/26/2018
SR 20185358994 - File Number 5176154

CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group, Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,600,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**")."

2. Article Fourth, Section B.4.4.1(d)(iv) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "up to 2,965,000 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors, and in existence as of the Original Issue Date; or"

FOURTH: This Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(Signature page follows)

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer of this corporation on June 26, 2018.

IEX GROUP, INC.

By: /s/ Bradley Katsuyama
Name: Bradley Katsuyama
Title: Chief Executive Officer

SECOND CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group, Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (as amended through the date hereof, the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Second Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Second Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 11,000,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**")."

2. Article Fourth, Section B.4.4.1(d)(iv) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "up to 3,415,000 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors, and in existence as of the Original Issue Date; or"

FOURTH: This Second Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(Signature page follows)

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:56 AM 10/13/2021
FILED 10:56 AM 10/13/2021
SR 20213498958 - File Number 5176154

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be executed by a duly authorized officer of this corporation on October 13, 2021.

IEX GROUP, INC.

By: /s/ Bradley Katsuyama
Name: Bradley Katsuyama
Title: Chief Executive Officer

THIRD CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (as amended through the date hereof, the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Third Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Third Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,500,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**")."

FOURTH: This Third Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(*Signature page follows*)

IN WITNESS WHEREOF, the Corporation has caused this Third Certificate of Amendment to be executed by a duly authorized officer of this Corporation on May 17, 2022.

IEX GROUP, INC.

By: Bradley Katsuyama

Bradley Katsuyama, Chief Executive Officer

BYLAWS

OF

IEX GROUP, INC.
(A DELAWARE CORPORATION)
ADOPTED
December 3, 2024

BYLAWS

OF

IEX GROUP, INC.
(A DELAWARE CORPORATION)
(THE "CORPORATION")

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation in the State of Delaware shall be in the City of Dover, County of Kent.

Section 2. Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the Corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("***DGCL***").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the Corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the

Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the Corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors shall initially be four (4), such number to be changed from time to time by resolution of the Board of Directors. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law (and assuming the Corporation is not subject to Section 2115 of the California General Corporation Law), the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation, entitled to vote generally at an election of directors.

(b) During such time or times that the Corporation is subject to Section 2115(b) of the California General Corporation Law, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any two directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization.

(a) General. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent the President (if a director) or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

(b) Board Observers. The Board of Directors may, from time to time and, in its sole discretion, invite one or more observers to attend and participate in meetings of the Board of Directors in a non-voting capacity ("***Board Observer***s"). Board Observers shall hold in confidence any and all information so provided. Board Observers may be excluded from access to any material or meeting or portion thereof if the Board of Directors determines in good faith, upon the advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons, including, but not limited to, sensitive regulatory information, regulatory independence or other similar regulatory matters relating to Investors' Exchange LLC or otherwise. The Board of Directors shall, as promptly as practicable, take such actions as are necessary and appropriate to exclude any Board Observer upon the Board of Directors becoming aware that any of the bad actor disqualifying events described in Rule 506(d)(1)(i)-(viii) of the Securities Act of 1933, or any of the statutory disqualifications described in Section 3(a)(39) of the 1934 Act apply to such Board Observer, and such exclusion may be lifted in the event the Board of Directors determines that the applicable bad actor or statutory disqualifications no longer apply to such Board Observer. For so long as the Corporation shall control Investors' Exchange LLC, each Board Observer shall, in connection with such Board Observer's attendance and participation in meetings of the Board of Directors be subject to Article VII of these Bylaws, and in furtherance of the applicability of Article VII to such Board Observers, the Board of Directors may exclude such Board Observer from applicable materials or meetings or portions thereof. Notwithstanding the preceding sentence or anything set forth in these Bylaws to the contrary, nothing in these Bylaws or the applicability of Article VII shall be interpreted to expand the role or position of a Board Observer beyond the scope of attending and participating in meetings at the invitation of the Board of Directors or to otherwise give Board Observers any right or authority to take any action on behalf of the Corporation. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against any Board Observer under this Section 26(b).

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of

Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of President. In case of the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors has been appointed and is present. If the office of the Chief Executive Officer is vacant, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

Execution Of Corporate Instruments And Voting Of Securities Owned By The Corporation

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation.

(a) General Power to Vote. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President. Unless otherwise instructed by the Board of Directors, and subject to subparagraph (b) below and the Company's Certificate of Incorporation, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Investors' Exchange LLC and IEX Services LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

(b) Meeting of LLC Members of Investors' Exchange LLC. At any meeting of the holders of LLC interests of Investors' Exchange LLC (the "***LLC Members***") held for the purpose of electing directors and members of the Member Nominating Committee of Investors' Exchange LLC (as set forth in the By-Laws of Investors' Exchange LLC, the "***Member Nominating Committee***"), or in the event written consents are solicited or otherwise sought from the LLC Members of Investors' Exchange LLC with respect thereto, the Corporation shall cause all outstanding membership interests of Investors' Exchange LLC owned by the Corporation and entitled to vote at such election to be voted in favor of only those Investors' Exchange LLC member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of Investors' Exchange LLC and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII

SRO FUNCTION OF INVESTORS' EXCHANGE LLC

Section 34. Non-Interference. For so long as the Corporation shall control Investors' Exchange LLC, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Investors' Exchange LLC and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of the Investors' Exchange LLC relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of the Investors' Exchange LLC to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 34.

Section 35. Confidentiality. All books and records of Investors' Exchange LLC reflecting confidential information pertaining to the self-regulatory function of Investors' Exchange LLC (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "***Commission***") or Investors' Exchange LLC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or Investors' Exchange LLC.

Section 36. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of Investors' Exchange LLC, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Investors' Exchange LLC for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, Investors' Exchange LLC, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and Investors' Exchange LLC, provided that such books and records are related to the operation or administration of Investors' Exchange LLC.

Section 37. Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and Investors' Exchange LLC pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and Investors' Exchange LLC in respect of the Commission's oversight responsibilities regarding Investors' Exchange LLC and the self-regulatory functions and responsibilities of Investors' Exchange LLC, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 37.

Section 38. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and Investors' Exchange LLC, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of Investors' Exchange LLC, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or the Investors' Exchange LLC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of Investors' Exchange LLC.

Section 39. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to the Investors' Exchange LLC.

ARTICLE VIII

SHARES OF STOCK

Section 40. Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the Chief Executive Officer, the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 41. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the Corporation in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 42. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

(c) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 43. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 44. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX

OTHER SECURITIES OF THE CORPORATION

Section 45. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 33), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE X

DIVIDENDS

Section 46. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 47. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE XI

FISCAL YEAR

Section 48. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XII

INDEMNIFICATION

Section 49. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The Corporation shall indemnify its directors and executive officers (for the purposes of this Article XII, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; *provided, however,* that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 49 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 49 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Bylaw.

ARTICLE XIII

NOTICES

Section 50. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the Corporation within 60 days of having been given notice by the Corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the Corporation.

ARTICLE XIV

AMENDMENTS

Section 51. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation and the stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; *provided, further*, *however,* that for so long as the Corporation shall control, directly or indirectly, Investors' Exchange LLC, before any amendment to or repeal of any provisions in this Bylaws shall be effective, those changes shall be submitted to the Board of Directors of Investors' Exchange for approval, and if approved, the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XV

RIGHT OF FIRST REFUSAL

Section 52. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation (excluding any shares of common stock issued upon conversion of preferred stock of the Corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however*, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 52 the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or, with the consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(4) A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) Subject to the restrictions of Section 51 of these Bylaws, amendments and waivers pursuant to the provisions of this bylaw may be made with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder).

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Notwithstanding the foregoing provisions of this Article XV, to the extent that the right of first refusal set forth herein conflicts with a right of first refusal in any written agreement between the Corporation and any stockholder of the Corporation, then the right of first refusal set forth in such written agreement shall supersede the right of first refusal set forth herein, but only with respect to the specific stockholder(s), share(s) of stock and proposed transfer(s) to which the conflict relates.

ARTICLE XVI

LOANS TO OFFICERS

Section 53. Loans to Officers. Except as otherwise prohibited under applicable law, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Addendum C-9 Certificate of Formation of IEX Services LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX SERVICES LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JANUARY, A.D. 2013, AT 11:38 O'CLOCK A.M.

5277479 8100

130072990

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0157994

DATE: 01-22-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:41 AM 01/22/2013
FILED 11:38 AM 01/22/2013
SRV 130072990 - 5277479 FILE

CERTIFICATE OF FORMATION

OF

IEX SERVICES LLC

This Certificate of Formation of **IEX Services LLC** dated as of January 22, 2013, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company formed hereby is IEX Services LLC (hereinafter referred to as the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle) and the name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/Jill Simon-Reisman
Jill Simon-Reisman,
Authorized Person

1916284 v1/NY

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF IEX SERVICES LLC

This Second Amended and Restated Operating Agreement (this "**Agreement**") of IEX Services LLC (the "**Company**"), is made effective as of May 13, 2014, by IEX Group, Inc., a Delaware Corporation (the "**Member**"). This Agreement amends and restates the Company's operating agreement dated January 22, 2013 (the "**Original Agreement**"), as amended on May 15, 2013 and as amended and restated on August 5, 2013.

1. Name. The name of the Company is "IEX Services LLC".

2. Formation; Term. On January 22, 2013, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**").

4. Powers. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. Registered Agent; Registered Office. The address of the registered office of the limited liability company is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member.

6. Authorized Person. Ms. Jill Simon was designated as an organizer of the Company, and executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The authority of Ms. Simon, as organizer, to execute, deliver and file the Certificate of Formation is hereby confirmed and such filing is hereby ratified and approved. Upon such filing of the Certificate of Formation, Ms. Simon's powers as organizer ceased.

7. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in the managers ("**Managers**"). The initial Managers and officers of the Company shall be as set forth on **Exhibit A** hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any officer, provided that the Manager may also sign on behalf of the Company if he so chooses. The Member may appoint, remove and replace any Manager, officers and employees of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX Group, Inc., a Delaware corporation, is hereby admitted as the sole "member" of the Company. The Member shall make the initial capital contribution to the Company set forth on the Schedule of Members set forth on **Exhibit B** hereto. Membership interests in the Company shall be expressed in percentages. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company and **Exhibit B** hereto. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

12. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

13. **Transfer of Rights.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such

transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

14. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member, any Manager, officer and any affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("**Losses**") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, officer or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

15. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

16. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

17. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the Member, (iii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

18. **Severability of Provisions.** Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

19. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

20. **Entire Agreement.** Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

21. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

22. **Amendments.** The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

23. **No Third-Party Beneficiary.** Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and his respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

24. **Withdrawal of Capital.** Notwithstanding any provision to the contrary contained herein, without the prior written approval of the New York Stock Exchange LLC (the "**Exchange**"), the capital contribution of any member may not be withdrawn on less than six months written notice, given no sooner than six months after such contribution was first made. Such capital contribution may not be withdrawn nor may any unsecured loan or advance be made by the firm to a partner or employee at any time when such withdrawal, loan or advance would be prohibited by the provisions of any rule or regulation of the Exchange or the Securities and Exchange Commission (the **"SEC"**) to which the firm is subject, including, without limitation, the provisions of SEC Rule 15c3-1.

25. **<u>Distribution Restriction.</u>** No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

In Witness Whereof, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX Group, Inc.

____
Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A

Managers: Bradley Katsuyama and John Schwall

Officers:

Bradley Katsuyama - President
John Schwall - Vice President and Treasurer
Sophia Lee – General Counsel and Secretary

EXHIBIT B

SCHEDULE OF MEMBERS

Name	Capital Contribution	Membership Interest
IEX Group, Inc.	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX OPTIONS LLC", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF SEPTEMBER, A.D. 2024, AT 12:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5045746 8100
SR# 20243656728

Authentication: 204378093
Date: 09-12-24

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX Options LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

DocuSigned by:

By: Craig Resnick
114E6E06BFE6402...
Authorized Person

Name: Craig Resnick
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:26 PM 09/11/2024
FILED 12:26 PM 09/11/2024
SR 20243656728 - File Number 5045746

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "DIGITAL ASSET COMMUNICATIONS LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "DIGITAL ASSET COMMUNICATIONS LLC" TO "DISPATCH SOLUTIONS INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2023, AT 3:09 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6546169 8100V
SR# 20234373744

Authentication: 204941888
Date: 12-29-23

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DISPATCH SOLUTIONS INC." FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2023, AT 3:09 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6546169 8100V
SR# 20234373744

Authentication: 204941888
Date: 12-29-23

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is January 14, 2022.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Digital Asset Communications LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Dispatch Solutions Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 29th day of December, A.D. 2023.

By: DocuSigned by: Bradley T. Katsuyama
E07E9312B6874BA...

Name: Bradley T. Katsuyama
Print or Type

Title: President and CEO
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:09 PM 12/29/2023
FILED 03:09 PM 12/29/2023
SR 20234373744 - File Number 6546169

CERTIFICATE OF INCORPORATION
OF
DISPATCH SOLUTIONS INC.

FIRST: The name of this corporation is Dispatch Solutions Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 838 Walker Rd., Suite 21-2, Dover, Delaware, 19904, County of Kent, and the name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is (i) 25,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 10,500,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), all of which are hereby designated "**Series Seed Preferred Stock**".

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:09 PM 12/29/2023
FILED 03:09 PM 12/29/2023
SR 20234373744 - File Number 6546169

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.32.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event the ("**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of the Preferred Director (as defined herein), if then serving.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors.

(a) At all times when at least 2,625,000 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), (i) the holders of record of the shares of Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect one director of the Corporation (the "**Preferred Director**"); (ii) the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect two directors of the Corporation; and (iii) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation (as applicable, the "**At-Large Directors**"); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in Section 3.2(a)(i) or Section 3.2(a)(ii) or appointed by the proviso of Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(b)

(i) If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, fill such directorship in accordance with Section 3.2(a).

(ii) A vacancy in any At-Large Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining director(s).

(c) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3 Preferred Stock Protective Provisions. At any time when at least 2,625,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or action that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event or any other merger, consolidation, statutory conversion, transfer, domestication or continuance;

3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock;

3.3.3 create or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.4 increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.5 sell, issue, sponsor, create or distribute, or cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute, any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the

Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.7 without the approval after January 5, 2024 of the Board of Directors, including the Preferred Director, if then serving, (i) create or adopt, any equity (or equity-linked) compensation plan; or (ii) amend any such plan to increase the number of shares authorized for issuance thereunder;

3.3.8 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course of business, create, or issue, any debt security, create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business), or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money;

3.3.9 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.10 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.11 enter into or be a party to any transaction with any director or officer of the Corporation or any of their controlled affiliates or any person described in clauses (2) and (3) of the definition of "associate" in Rule 12b-2 promulgated under the Exchange Act) of any such person other than transactions that are approved, after January 5, 2024 by the Board of Directors, including the Preferred Director, if then serving;

3.3.12 any fundamental change in the nature of the business of the Corporation unless approved, after January 5, 2024 by the Board of Directors, including the Preferred Director, if then serving; or

3.3.13 (i) prior to the date on which the Corporation sells shares of Preferred Stock or Convertible Securities, including convertible promissory notes and Simple Agreements for Future Equity (excluding any securities sold on or before January 3, 2024) in connection with a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Corporation receives gross proceeds of not less than $3,000,000 (a "**Capital Raise**"), make a material deviation from the Corporation's annual budget in excess of $300,000 or 7.5%, excluding bonuses in respect of the 2023 calendar year up to 50% of bonus targets (other than to Byron Sorrells or Arnaud Meunier), which amounts shall not be treated as a deviation from the annual budget), individually or in the aggregate, unless approved after January 5, 2024 by the Board of Directors, including the Preferred Director, if then serving or (ii) on and after date on which the Corporation consummates a Capital Raise, make a material deviation from the Corporation's annual budget in excess of $900,000 or 15.0%, individually or in the aggregate, unless approved after January 5, 2024 by the Board of Directors, including the Preferred Director, if then serving.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to $1.00. The Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the Preferred Director, if then serving;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Preferred Director, if then serving;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director, if then serving;

(vii) shares of Common Stock, Options or Convertibles Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, OEM, marketing or other similar agreements or strategic partnerships approved by the Preferred Director.

(b) "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" means the date on which the first share of Preferred Stock is issued.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.2 (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the

Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such

Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**") (i) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the Preferred Director, if then serving; or (ii) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redemption. Except as provided in Section 2.3.2(b), the Preferred Stock is not subject to mandatory redemption.

7. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors (including the Preferred Director, if then serving) and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on

behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Preferred Director, if then serving, may be required for the authorization by the Board of Directors of certain of the matters set forth in (a) the Investors' Rights Agreement, dated on or about the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time, or (b) certain other agreements by and among the Corporation and one or more of its stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Certificate of Incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

TWELFTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

FOURTEENTH: The name of the sole incorporator of the Corporation is Cody Goodwin. The sole incorporator's mailing address is 100 Northern Avenue, Boston, MA 02210.

* * *

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of December, 2023.

By: /s/ Cody Goodwin
Name: Cody Goodwin
Title: Sole Incorporator

BYLAWS

OF

DISPATCH SOLUTIONS INC.

Section 1 CERTIFICATE OF INCORPORATION AND BYLAWS

1.1 These Bylaws are subject to the certificate of incorporation of the corporation. In these Bylaws, references to the certificate of incorporation and Bylaws mean the provisions of the certificate of incorporation and the Bylaws as are from time to time in effect.

Section 2 OFFICES

2.1 Registered Office. The registered office shall be in the City of Dover, County of Kent, State of Delaware, or such other place as the board of directors may from time to time determine.

2.2 Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Section 3 STOCKHOLDERS

3.1 Location of Meetings. All meetings of the stockholders shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the board of directors, or if not so designated, at the registered office of the corporation. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If so authorized, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation. Any adjourned session of any meeting shall be held at the place designated in the vote of adjournment.

3.2 Annual Meeting. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the board of directors shall each year fix.

3.3 [Reserved].

3.4 Notice of Annual Meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Such notice may specify the business to be transacted and actions to be taken at such meeting. No action shall be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.5 Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting and business to be transacted at any special meeting of the stockholders.

3.6 Notice of Special Meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. No action shall be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.7 Stockholder List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to examination of any stockholder during the entire meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

3.8 Quorum of Stockholders. The holders of a majority of the voting power of all of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law, by the certificate of incorporation or by these Bylaws. Where a separate vote by a class or classes or series is required, a majority of the voting power of the outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by law, no stockholder present at a meeting may withhold his shares from the quorum count by declaring his shares absent from the meeting.

3.9 Adjournment. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws, which time and place shall be announced at the meeting, by a majority of votes cast upon the question, whether or not a quorum is present, or, if no stockholder is present or represented by proxy, by any officer entitled to preside at or to act as secretary of such meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

3.10 Proxy Representation. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. Except as provided by law, a revocable proxy shall be deemed revoked if the stockholder is present at the meeting for which the proxy was given. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The authorization of a proxy may, but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof.

3.11 Inspectors. The directors or the person presiding at the meeting may, but need not unless required by law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

3.12 Action by Vote. When a quorum is present at any meeting, whether the same be an original or an adjourned session, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these Bylaws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

3.13 Action Without Meetings. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Consent may be given by electronic transmission to the extent permitted by the Delaware General Corporation Law.

3.14 Organization. Meetings of stockholders shall be presided over by the chairperson of the board of directors, if any, or in his absence by the president, or in his absence by a vice president, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the board. The secretary shall act as secretary of the meeting, but in his absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of the meeting shall announce at the meeting of stockholders the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote.

3.15 Conduct of Meetings. The board of directors of the corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairperson of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the board of directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 4 DIRECTORS

4.1 Number. The number of directors which shall constitute the whole board shall not be less than one. The initial board shall consist of three directors. Thereafter, the stockholders at the annual meeting shall determine the number of directors, and the number of directors may be increased or decreased at any time or from time to time by the stockholders or by the directors by vote of a majority of directors then in office, except that any such decrease by vote of the directors shall only be made to eliminate vacancies existing by reason of the death, resignation or removal of one or more directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in these Bylaws. Directors need not be stockholders.

4.2 Tenure. Except as otherwise provided by law, by the certificate of incorporation or by these Bylaws, each director shall hold office until the next annual meeting and until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.

4.3 Powers. The business of the corporation shall be managed by or under the direction of the board of directors which shall have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these Bylaws directed or required to be exercised or done by the stockholders.

4.4 Vacancies. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the stockholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote or action in writing thereon to take effect when such resignation or resignations shall become effective. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these Bylaws as to the number of directors required for a quorum or for any vote or other actions.

4.5 Committees. The board of directors may, by vote of a majority of the whole board, (a) designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee shall have and may exercise the powers and authority of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these Bylaws they are prohibited from so delegating. In the absence or disqualification of any member of such committee and his alternate, if any, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Except as the board of directors may otherwise determine, any committee may make, alter and repeal rules for the conduct of its business, but unless otherwise provided by the board or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these Bylaws for the conduct of business by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors upon request.

4.6 Regular Meeting. Regular meetings of the board of directors may be held without call or notice at such place within or without the State of Delaware and at such times as the board may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of the stockholders.

4.7 Special Meetings. Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the president, or by one-third or more in number of the directors, reasonable notice thereof being given to each director by the secretary or by the president or by any one of the directors calling the meeting.

4.8 Notice. It shall be reasonable and sufficient notice to a director to send notice by mail at least forty-eight hours or by telegram or telecopy or other form of electronic transmission at least twenty-four hours before the meeting, addressed to him at his usual or last known business or residence address or to give notice to him in person or by telephone at least twenty-four hours before the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

4.9 Quorum. Except as may be otherwise provided by law, by the certificate of incorporation or by these Bylaws, at any meeting of the directors a majority of the directors then in office shall constitute a quorum. A quorum shall not in any case be less than one-third of the total number of directors constituting the whole board. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

4.10 Action by Vote. Except as may be otherwise provided by law, by the certificate of incorporation or by these Bylaws, when a quorum is present at any meeting the vote of a majority of the directors present shall be the act of the board of directors.

4.11 Action Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all the members of the board or of such committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated for all purposes as the act of the board or of such committee, as the case may be.

4.12 Participation in Meetings by Conference Telephone. Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the board of directors or of any committee thereof may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at such meeting.

4.13 Compensation. Unless otherwise restricted by the certificate of incorporation or these Bylaws, the board of directors shall have the authority to fix from time to time the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and the performance of their responsibilities as directors and may be paid a fixed sum for attendance at each meeting of the board of directors and/or a stated salary as director. No such payment shall preclude any director from serving the corporation or its parent or subsidiary corporations in any other capacity and receiving compensation therefor. The board of directors may also allow compensation for members of special or standing committees for service on such committees.

4.14 Interested Directors and Officers.

(a) No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders.

(b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

4.15 Resignation or Removal of Directors. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the stock issued and outstanding and entitled to vote at an election of directors. Any director may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time and without in either case the necessity of its being accepted unless the resignation shall so state. No director resigning and no director removed shall have any right to receive compensation as such director for any period following his resignation or removal, except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

Section 5 NOTICES

5.1 Form of Notice. Whenever, under the provisions of law, of the certificate of incorporation or of these Bylaws, notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Unless written notice by mail is required by law, written notice may also be given by telegram, cable, telecopy, commercial delivery service, telex or similar means, addressed to such director or stockholder at his address as it appears on the records of the corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the corporation or the person sending such notice and not by the addressee. Notice may also be given to any stockholder and to any director by any form of electronic transmission, to the same extent that Section 232 of the Delaware General Corporation Law permits notice in such form to be given to stockholders, and will be deemed given at the time provided therein. Oral notice or other in-hand delivery (in person or by telephone) shall be deemed given at the time it is actually given.

5.2 Waiver of Notice. Whenever notice is required to be given under the provisions of law, the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders, directors or members of a committee of the directors need be specified in any written waiver of notice.

Section 6 OFFICERS AND AGENTS

6.1 Enumeration; Qualification. The officers of the corporation shall be a president, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairperson of the board of directors and one or more vice presidents. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

6.2 Powers. Subject to law, to the certificate of incorporation and to the other provisions of these Bylaws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

6.3 Election. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a secretary and a treasurer. Other officers may be appointed by the board of directors at such meeting, at any other meeting or by written consent. At any time or from time to time, the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

6.4 Tenure. Each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his successor is elected and qualified unless a shorter period shall have been specified in terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent of the corporation shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

6.5 Chairperson of the Board of Directors. The chairperson of the board of directors, if any, shall have such duties and powers as shall be designated from time to time by the board of directors. Unless the board of directors otherwise specifies, the chairperson of the board, or if there is none the president, shall preside, or designate the person who shall preside, at all meetings of the stockholders and of the board of directors. References in these Bylaws to a chairperson shall include references to persons designated by the board of directors with the title chairman, chairwoman or chair or any similar title.

6.6 President and Vice Presidents. Unless the board of directors determines otherwise, the president shall be the chief executive officer and shall have direct and active charge of all business operations of the corporation and shall have general supervision of the entire business of the corporation, subject to the control of the board of directors. As provided in Section 6.5, in the absence of the chairperson of the board of directors, the president shall preside at all meetings of the stockholders and of the board of directors at which the president is present, except as otherwise voted by the board of directors.

The president or treasurer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Any vice presidents shall have such duties and powers as shall be designated from time to time by the board of directors or by the president.

6.7 Treasurer and Assistant Treasurers. The treasurer shall be the chief financial officer of the corporation and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be assigned to him from time to time by the board of directors or by the president. Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

6.8 Secretary and Assistant Secretaries. The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all writings of, or related to, action by stockholder or director consent. In the absence of the secretary from any meeting, an assistant secretary, or if there is none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed, the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. The secretary shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

6.9 Resignation and Removal. Any officer may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in any case the necessity of its being accepted unless the resignation shall so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent. No officer resigning and no officer removed shall have any right to any compensation as such officer for any period following his resignation or removal, except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

6.10 Vacancies. If the office of the president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that office may choose a successor. Each such successor shall hold office for the unexpired term of his predecessor, and in the case of the president, the treasurer and the secretary until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified.

Section 7 CAPITAL STOCK

7.1 Stock Certificates. Each stockholder shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by him, in such form as shall, in conformity to law, the certificate of incorporation and the Bylaws, be prescribed from time to time by the board of directors. Such certificate shall be signed by (i) the chairperson of the board of directors or the president or a vice-president and (ii) the treasurer or an assistant treasurer or the secretary or an assistant secretary. Any or all of the signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the time of its issue.

7.2 Lost Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 8 TRANSFER OF SHARES OF STOCK

8.1 Transfer on Books. Subject to any restrictions with respect to the transfer of shares of stock, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the transfer agent of the corporation may reasonably require. Except as may be otherwise required by law, by the certificate of incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

It shall be the duty of each stockholder to notify the corporation of his post office address.

Section 9 RESTRICTIONS ON TRANSFER.

9.1 Transfer Restrictions. Before any holder ("**Stockholder**") of shares of common stock of the corporation ("**Shares**") may Transfer (as such term is defined below) Shares (or any interest therein) to another prospective holder, such Stockholder must obtain the prior written consent of the corporation upon resolutions duly approved by the board of directors, which consent may be withheld in its sole discretion. "**Transfer**" shall mean with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "**Constructive Sale**" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any Shares of the corporation's stock effected in violation of this section shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

9.2 Exceptions for Certain Transfers. Notwithstanding the foregoing, the provisions of Section 9.1 shall not apply to the following transactions:

(a) a repurchase of Shares from a Stockholder by the corporation at a price no greater than that originally paid by such Stockholder for such Shares and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the board of directors;

(b) a pledge of Shares that creates a mere security interest in the pledged Shares, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of these Bylaws to the same extent as if it were the Stockholder making such pledge;

(c) in the case of a Stockholder who is an individual, the transfer without consideration of any Shares made for bona fide estate planning purposes, either during a Stockholder’s lifetime or on death by will or intestacy to (i) his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Stockholder (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as “**family members**”), or any other relative/person approved by the corporation upon resolutions duly approved by the board of directors or (ii) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Stockholder or any such family members;

(d) in the case of a Stockholder that is an entity, the transfer without consideration of any Shares by a Stockholder to its stockholders, members, partners or other equity holders;

(e) the sale by Byron Sorrells or Arnaud Meunier of up to 2.0% of the Shares held by such Stockholder as of the date that such Stockholder first becomes a Stockholder of the corporation; or

(f) a Stockholder’s Transfer of Shares of Preferred Stock of the corporation, par value $0.0001 per share (the “**Preferred Stock**”) (or Common Stock of the corporation, par value $0.0001 per share, issued upon conversion of Preferred Stock).

9.3 Subsequent Transfers. In the case of any Transfer consented to by the corporation or described in Section 9.2 above or otherwise, the transferee, assignee, or other recipient shall receive and hold the Shares subject to the provisions of this Section 9, and there shall be no further transfer of such stock except in accordance with this Section 9.

9.4 Termination of Restriction. The restrictions in Section 9.1 shall terminate upon the earlier to occur of (i) the closing of a Sale Event (as defined below); or (ii) the first sale or re-sale of common stock of the corporation to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “**Securities Act**”). Upon termination of such restrictions, a new certificate or certificates representing the Shares not repurchased shall be issued, on request, without the legend referred to below and delivered to each Stockholder.

For purposes of these Bylaws, “**Sale Event**” means the consummation of (i) the voluntary or involuntary liquidation, dissolution or winding up of the corporation, (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, (iii) a merger or consolidation in which the corporation is a constituent party or a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, of the capital stock of (A) the surviving or resulting corporation; or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, (iv) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the corporation if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the corporation, (v) the acquisition of all or a majority of the outstanding voting stock of the corporation in a single transaction or a series of related transactions by a Person or group of Persons, or (vi) any other acquisition of the business of the corporation, as determined by the board of directors; *provided*, *however*, that the corporation’s Initial Public Offering (as defined below), any subsequent public offering or another capital-raising event, or a merger effected solely to change the corporation’s domicile shall not constitute a “**Sale Event**”.

“**Person**” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“**Initial Public Offering**” means the consummation of the first firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale by the corporation, or resale, of its equity securities, as a result of or following which the Shares shall be publicly held.

9.5 Legend. The certificate or certificates representing the Shares shall bear the following legend (as well as any legends required by applicable state and federal corporate and securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE BYLAWS OF THE CORPORATION. WHICH SHALL BE PROVIDED UPON REQUEST MADE TO THE SECRETARY OF THE CORPORATION

9.6 Waiver. The provisions of Section 9.1 may be waived, with respect to any transaction subject thereto (either prospectively or retrospectively), by the corporation upon resolutions duly approved by the board of directors; *provided*, *however*, that such restrictions shall continue to apply to the Shares subsequent to such transaction.

Section 10 GENERAL PROVISIONS

10.1 Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action to which such record date relates. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed; and

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating to such purpose.

10.2 Dividends. Dividends upon the capital stock of the corporation may be declared by the board of directors at any regular or special meeting or by written consent, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

10.3 Payment of Dividends. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

10.4 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

10.5 Fiscal Year. The fiscal year of the corporation shall begin on the first of January in each year and shall end on the last day of December next following, unless otherwise determined by the board of directors.

10.6 Seal. The board of directors may, by resolution, adopt a corporate seal. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be altered from time to time by the board of directors.

Section 11 INDEMNIFICATION

11.1 Right to Indemnification. Each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "**proceeding**"), by reason of the fact that he or she is or was a director or an officer of the corporation designated by the board of directors, or, while serving in either such capacity, is or was serving at the request of the corporation as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee, or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; *provided, however,* that, except as provided in Section 11.3 with respect to proceedings to enforce rights to advancement and indemnification, the corporation shall indemnify, and shall advance expenses to, any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the corporation; *provided, further*, that, to the fullest extent permitted by Delaware law, the corporation may modify the extent of such indemnification by individual contracts with its directors and officers.

11.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 11.1, an indemnitee shall also have the right to be paid by the corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "**advancement of expenses**"); *provided, however*, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such indemnitee is not entitled to be indemnified for such expenses under this Section 11.2 or otherwise.

11.3 Right of Indemnitee to Bring Suit. If a claim under Section 11.1 or 11.2 is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 11 or otherwise, shall be on the corporation.

11.4 Successful Defense of a Proceeding. To the extent an indemnitee has been successful on the merits or otherwise in defense of any proceeding (or in defense of any claim, issue or matter therein), such indemnitee shall be indemnified under this Section 11.4 against expenses (including attorneys' fees) actually and reasonably incurred in connection with such defense. Indemnification under this Section 11.4 shall not require indemnitee to satisfy any standard of conduct, and the corporation may not assert a failure to satisfy any standard of conduct as a basis to deny indemnification or recover amounts advanced, including in a suit brought pursuant to Section 11.3 (notwithstanding anything to the contrary contained therein); provided, however, that, any indemnitee who is not a current or former director or "officer" (as such term is defined in the final sentence of Section 145(c)(1) of the Delaware General Corporation Law) shall be indemnified under Section 11.1 and this Section 11.4 only if such indemnitee has satisfied the standard of conduct required for indemnification under Section 145(a) or Section 145(b) of the Delaware General Corporation Law.

11.5 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section 11 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the corporation's certificate of incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

11.6 Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

11.7 Indemnification of Employees and Agents of the Corporation. The corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the corporation to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

11.8 Nature of Rights. The rights conferred upon indemnitees in this Section 11 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Section 11 that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

Section 12 AMENDMENTS

12.1 These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the board of directors when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors. If the power to adopt, amend or repeal Bylaws is conferred upon the board of directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

Addendum C-12 Certificate of Incorporation of Digital Asset Communications International Ltd.

CB-393676

Certificate Of Incorporation

I, ***LISA MOORE-JERVIS*** *Assistant Registrar of Companies of the Cayman Islands DO HEREBY CERTIFY, pursuant to the Companies Act, that all requirements of the said Act in respect of registration were complied with by*

Digital Asset Communications International Ltd.

an Exempted Company incorporated in the Cayman Islands with Limited Liability with effect from the 29th day of August Two Thousand Twenty-Two

Given under my hand and Seal at George Town in the Island of Grand Cayman this 29th day of August Two Thousand Twenty-Two

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

Assistant Registrar of Companies,
Cayman Islands.

Authorisation Code : 500705025194
www.verify.gov.ky
02 September 2022

Digital Asset Communications International Ltd.

Memorandum and Articles of Association

Campbells

Floor 4, Willow House, Cricket Square
Grand Cayman KY1-9010
Cayman Islands

campbellslegal.com

(00221-40875)

Digital Asset Communications International Ltd.

Companies Act (as revised)

Company Limited by Shares

Memorandum of Association

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1 Company Name

The name of the Company is **Digital Asset Communications International Ltd.**.

2 Registered Office

The registered office of the Company will be situate at the offices of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands or such other place as the Directors may from time to time decide.

3 Objects

3.1 The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (as revised) as amended and in particular but without limitation:

(a) To carry on the business of an investment company and for that purpose to purchase, subscribe for, acquire, hold and deal either in the name of the Company or in that of any nominee, in shares, stocks, debentures, bonds, securities and obligations generally of any government, company, corporation or body; and to promote, finance, advance money on hire purchase or otherwise assist any company or companies, whether corporate or incorporate, or persons as may be thought fit; and to act as agents for the issue and placing of, and to underwrite shares, debentures and other securities or obligations.

(b) To carry on the business of financiers, capitalists, financial agents, bill discounters and company promoters; to carry on business as mortgage brokers and insurance agents, and to undertake and carry on any business transaction or obligation commonly undertaken or carried on by financiers, company promoters, concessionaires, contractors, or merchants, and generally to enter into, assist or participate in financial, commercial, mercantile, industrial and other undertakings and business of all kinds and to carry on, develop and extend the same, or sell, dispose of and deal with or otherwise turn the same to account.

(c) To acquire by original subscription, tender, purchase or otherwise and hold, sell deal with or dispose of any shares, stocks, debentures, debenture stocks, bonds, obligations and securities guaranteed by any company constituted or carrying on business in any part of the world and debentures, debenture stock, bonds, obligations and securities guaranteed by any government or authority, municipal, local or otherwise, whether at home or abroad, and to subscribe for the same either conditionally or otherwise and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by the ownership thereof.

(d) To purchase or otherwise acquire, hold, pledge, turn to account in any manner, import, export, sell, distribute or otherwise dispose of, and generally to deal in commodities and products (including any future interest therein) and merchandise, articles of commerce, materials, personal property and real property of every kind, character and description whatsoever, and wheresoever situated, and any interest therein, at any place or places in the Cayman Islands or abroad, either as principal or as a factor or broker, or as a commercial, sales, business or financial agent or representative, general or special, or in any other capacity whatsoever for its own account or for the account of any domestic or foreign person or public authority, and in connection therewith or otherwise to acquire and hold membership in or otherwise secure trading privileges on any board of trade, exchange or other similar institution where any such products or commodities or personal or real property are dealt in, and to comply with the rules of any such institution.

(e) To engage in any mercantile, manufacturing or trading business of any kind or character whatsoever, within or without the Cayman Islands and in any part of the world, and to do all things incidental to such business.

(f) To purchase, sell, hold, take on lease, or in exchange, or otherwise acquire and hold any lands or buildings wherever situate, or rights or interests therein or connected therewith, and to manage or let the same or any part thereof for any period, and at such rent and on such conditions as the Company shall think fit, or to develop the same or any part thereof.

(g) To finance and assist persons purchasing or taking leases from or otherwise having dealings with the Company.

(h) To purchase, sell, take in exchange, charter, hire, build, construct or otherwise acquire and to own, work, manage, and to deal in and trade with steam, diesel, sailing, motor and other ships, trawlers, drifters, tugs, vessels, aircraft and motor and other vehicles with all necessary and convenient equipment, engines, tackle, gear, furniture, and stores, or any interests in ships, vessels, aircraft, motor and other vehicles, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange, or let out on hire or hire purchase, or charter or otherwise deal with and dispose of any of the ships, vessels, aircraft and vehicles, or any of the engines, tackle, gear, furniture, equipment and stores of the Company.

(i) To undertake and carry on all or any of the business or businesses of ship owners, ship brokers, shipping agents, aircraft owners, brokers or agents and insurance brokers, underwriters, ship and aircraft managers, carriers by land, water and air transport, ship builders, ship repairers, and generally to carry on the said business or businesses in all their branches, and to carry on the said business or businesses either as principals or agents or on commission or otherwise and to undertake and execute agencies and commissions of all kinds.

(j) To receive money on loan and borrow or raise money in such manner as the Company shall think fit and in particular by the issue of bonds, debentures, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future) including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

(k) To grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or its predecessors in business or the dependents of such persons and to establish and maintain or concur in maintaining trusts, funds or schemes (whether contributory or non-contributory) with a view to providing pensions or other funds for any such persons as aforesaid or their dependents.

(l) To do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(m) To do all such other things as are incidental or conducive to the above objects or any of them.

(n) To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the directors of the Company likely to be profitable to the Company.

3.2 It is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraphs or the order in which the same occur.

4 Powers of Company

Except as prohibited or limited by the Companies Act (as revised) (as amended from time to time), the Company shall have and be capable of from time to time and all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this memorandum of association and the articles of association of the Company and the power to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, options, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company or without security; to invest monies of the Company in such manner as the directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to shareholders of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to directors, officers, employees, past or present, and their families; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid.

5 Limited Liability

The liability of each member is limited to the amount from time to time unpaid on such member's shares.

6 Authorised Capital

The capital of the Company is USD 50,000.00 divided into 50,000.00 Ordinary shares with a nominal or par value of USD 1.00 each provided always that the Company acting by its board of directors shall have power to purchase and/or redeem any or all of such shares and to increase or reduce the said capital of the Company and to sub-divide or consolidate the said shares or any of them subject to the provisions of the Companies Act (as revised) and the articles of association and to issue all or any part of its capital whether original, purchased, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7 Part VII of the Companies Act (as revised)

If the Company is registered as an exempted company in accordance with Part VII of the Companies Act (as revised), the Company will comply with the provisions of such law relating to exempted companies and, subject to the provisions of the Companies Act and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8 Amendment

The Company shall have power to amend this memorandum of association by special resolution.

We are desirous of being formed into a company in pursuance of this memorandum of association and we agree to take the number of shares in the capital of the Company set opposite our name.

Name, Address and Description of Subscriber	Number of Shares Taken by Subscriber
Campbells Nominees Limited Floor 4, Willow House Cricket Square Grand Cayman KY1-9010 Cayman Islands	1

Kristy-Anne Leith
Authorised Signatory

Martha Tews
Witness

Date: 29 August 2022

Digital Asset Communications International Ltd.

Companies Act (as revised)

Company Limited by Shares

Articles of Association

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1 Preliminary

1.1 The regulations contained in Table A of the Companies Act (as revised) do not apply to the Company and the following are the articles of association of the Company.

1.2 In these Articles:

(a) the following terms shall have the meanings set opposite if not inconsistent with the subject context:

"Act"	means the Companies Act of the Cayman Islands;
"**Articles**"	means the articles of association of the Company as originally framed as from time to time amended by Special Resolution;
"**Auditors**"	means the persons for the time being performing the duties of auditors of the Company;
"**Company**"	means the above-named Company;
"**debenture**"	includes debenture stock, mortgages, bonds and any other securities of the Company whether constituting a charge on the assets of the Company or not;
"**Directors**"	means the persons for the time being occupying the position of directors of the Company, or as the case may be, the directors assembled as a board and the term a "Director" shall be construed accordingly and shall, where the context admits, include an alternate Director;
"**dividend**"	includes a distribution or interim dividend or interim distribution;
"**Electronic Record**"	has the same meaning as in the Electronic Transactions Act;

"**Electronic Transactions Act**"	means the Electronic Transactions Act of the Cayman Islands;
"**Issue Price**"	means the total consideration payable for the issue of Shares including for the avoidance of doubt both the par value and any premium payable;
"**member**"	has the meaning assigned to it in the Act and the term "shareholder" shall also mean a member;
"**month**"	means calendar month;
"**Ordinary Resolution**"	means a resolution: (i) passed by simple majority of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company on a show of hands or a poll and where a poll is taken regard shall be had in computing a majority to the number of votes to which each member is entitled; or (ii) approved in writing by all of the members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.
"**paid-up**"	has the meaning assigned to it in the Act currently meaning paid-up and/or credited as paid-up as to the nominal or par value only excluding any premium payable in respect of the issue of any shares;
"**Register**"	means the register of members of the Company required to be kept by the Act; and includes (except where otherwise stated or the context otherwise requires) any branch or duplicate register of members;
"**registered office**"	means the registered office for the time being of the Company;

"**Seal**"	means the common seal of the Company and includes every duplicate seal;
"**Secretary**"	includes an assistant secretary and any persons appointed to perform the duties of the secretary of the Company;
"**share**"	means a share in the Company and shall, where the context so permits, includes fractions of a share in the Company;
"**Special Resolution**"	has the meaning assigned to it in the Act;
"**Treasury Share**"	means a share held in the name of the Company as a treasury share in accordance with the Act.

(b) words importing the singular include the plural and vice versa;

(c) words importing any gender include all genders;

(d) words importing persons include corporations as well as any other legal or natural person;

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form and include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(f) references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g) any phrase commencing with the words "including", "include", "in particular" or any similar expression shall be deemed to be followed by the words “without limitation;

(h) headings are inserted for reference only and shall be ignored in construing the Articles;

(i) subject as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with the subject or context hereof, bear the same meanings as in the Articles;

(j) the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(k) where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose; and

(l) where any period to lapse under the provisions of these Articles is counted by a number of days, the first day of such period counted shall be the day immediately after the notice is given or deemed to be given and the period of such notice shall be deemed to be complete and final at the end of the last day of such period. The relevant then permitted actions shall be effected the day immediately following such last day.

2 Commencement of Business

2.1 The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of its shares may have been allotted.

2.2 The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

3 Alteration of Articles

The Company may from time to time alter or add to these Articles by passing a Special Resolution.

4 Issue of Shares, Principal and Branch Registers and Offices

4.1 Subject to the Act and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the shares of the Company shall be under the Directors' general and unconditional authority to allot and/or issue (with or without rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide and they may allot or otherwise dispose of them to such persons (including any Director) on such terms and conditions and at such time as the Directors may determine.

4.2 The Company may issue fractions of a share and, save where the Articles otherwise provide, a fraction of a share shall rank pari passu and shall have proportionately the same rights as a whole share of the same class.

4.3 The Directors may accept non-cash consideration for the issue of Shares.

4.4 The Company shall be prohibited from issuing shares, certificates or coupons in bearer form.

4.5 The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution may be treated as share premium (in which case it shall be subject to the provisions of the Act and these Articles applicable to share premium).

4.6 The Company shall maintain or cause to be maintained the Register in accordance with the Act.

4.7 The Directors may determine that the Company shall maintain one or more branch registers of members in accordance with the Act provided that a duplicate of such branch registers shall be maintained with the principal register in accordance with the Act. The Directors shall also determine which register of members shall constitute the principal register and which shall constitute the branch register or registers, and may vary such determination from time to time.

4.8 Subject to the provisions of the Act, the Company by resolution of the Directors may change the location of its registered office.

4.9 The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

5 Treasury Shares

5.1 The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

5.2 The Directors may resolve to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

6 Redemption, Purchase and Surrender of Own Shares

6.1 Subject to the provisions of the Act, the memorandum of association of the Company and these Articles:

(a) shares may be issued on the terms that they are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company, by resolution, or as the Directors, before the issue of the shares, may determine; and

(b) the Company may purchase shares, including any redeemable shares, issued by the Company upon the terms and in such manner as the Directors or the Company, by resolution, may from time to time determine, and such authority may be general in respect of any number of purchases, for a set period, or indefinite;

(c) the Company may make payment in respect of any redemption or purchase of its own shares in any manner authorised by the Act, including out of capital

(d) Subject to the provisions of these Articles, the rights attaching to any issued shares may, by Special Resolution, be varied so as to provide that such shares are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company may, determine.

6.2 The Directors may accept the surrender for no consideration of any fully paid-up share.

6.3 The Directors may, when making a payment in respect of the redemption or purchase of shares, make such payment in cash or in specie (or partly in one and partly in the other).

6.4 Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register with respect thereto and the share shall be cancelled.

7 Variation of Rights of Shares

7.1 If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a resolution passed at a meeting of the holders of such class of shares by the holder or holders of at least two-thirds of such shares present in person or by proxy at such meeting. To the extent not inconsistent with this Article, the provisions of these Articles relating to general meetings shall apply to every such meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

7.2 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7.3 For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

8 Commission on Sale of Shares

When permitted by law the Company may pay to any person a commission in consideration of his subscribing or agreeing to subscribe (whether absolute or conditional) for any shares or debentures of the Company. Any such commission may be satisfied by the payment of cash or in fully paid-up shares or debentures of the Company or partly in one way and partly in the other.

9 Non-Recognition of Trusts

Except as required by law or otherwise provided by these Articles, no person shall be recognised by the Company as holding any shares upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

10 Certificates for Shares

10.1 Every person whose name is entered as a member in the Register shall be entitled without payment to receive one certificate for all his shares or several certificates each for one or more of his shares. A certificate may be issued under Seal or executed in such other manner as the Directors may prescribe. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

10.2 Certificates representing shares shall be in such form as shall be determined by the Directors. Such certificates shall be signed by such person or persons as are authorised from time to time by the Directors or by the Articles. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the Register. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. Notwithstanding the foregoing, if a share certificate is defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out of pocket expenses of the Company incurred in investigating evidence as the Directors think fit.

11 Joint Ownership of Shares

If several persons are registered as joint holders of any shares they shall be severally as well as jointly liable for any liability in respect of such shares, but the first named upon the Register shall, as regards service or notices, be deemed the sole owner thereof. Any of such persons may give effectual receipt for any dividend or other distribution.

12 Lien

12.1 The Company shall have a first and paramount lien and charge on every share for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien and charge on all shares standing registered in the name of a member (whether solely or jointly with others) for all monies, liabilities or engagements presently owing by him or his estate to the Company either alone or jointly with any other person, whether a member or not; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien and charge, if any, on a share shall extend to all dividends or other monies payable in respect thereof. The registration of a transfer of any such share shall operate as a waiver of the Company's lien and charge (if any) thereon.

12.2 The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien and charge, but no sale shall be made unless a sum in respect of which the lien and charge exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien and charge exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

12.3 To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

12.4 The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien and charge exists as is presently payable, and the residue, if any, shall (subject to a like lien and charge for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares prior to the sale.

13 Calls on Shares

13.1 The Directors may from time to time make calls upon the members in respect of any monies unpaid on their shares for the Issue Price (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

13.2 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

13.3 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate fixed by the terms of allotment or issue of the share or in the notice of the call or as the Directors may otherwise determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

13.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date (whether on account of the nominal value of the share or by way of premium or otherwise) shall for the purposes of the Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of the Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

13.5 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

13.6 The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance.

13.7 No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would but for such payment become presently payable.

14 Transfer of Shares

14.1 Every instrument of transfer shall be left at the registered office for registration, accompanied by the certificate (if any) covering the shares to be transferred and such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares.

14.2 The instrument of transfer of any share (which need not be under Seal) shall be signed by or on behalf of the transferor and, unless the share is fully paid up or the transferee otherwise consents or agrees thereto, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof.

14.3 Subject to such of the restrictions of the Articles as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled and shall forthwith be cancelled accordingly and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the transfer.

14.4 The Directors may, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of any share, whether or not it is a fully paid up share as to Issue Price.

Without limitation, the Directors may decline to recognise any instrument of transfer if:

(a) the instrument of transfer is not accompanied by the certificate covering shares to which it relates, and/or such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares; or

(b) the instrument of transfer is in respect of more than one class of share.

14.5 If the Directors refuse to register a transfer they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

14.6 The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any year.

15 Transmission of Shares

15.1 In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share which had been held by him solely or jointly with other persons.

15.2 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time be properly required by the Directors to show his title to the share, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the aforesaid member could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

15.3 A person becoming entitled to a share by reason of the death or bankruptcy of a member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within fourteen days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

16 Forfeiture of Shares

16.1 If a member fails to pay any call or instalment of a call for any part of the Issue Price on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalments together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

16.2 The aforesaid notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

16.3 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited, by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other monies due in respect of the forfeited shares and not actually paid before forfeiture.

16.4 A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

16.5 A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies (including any unpaid component of the Issue Price and interest which shall continue to accrue) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares. The Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. When any share shall have been forfeited, notice of the Directors' resolution to that effect shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

16.6 A declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

17 Amendment of Memorandum of Association and Alteration of Capital

17.1 Subject to and insofar as permitted by provisions of the Act, the Company may from time to time by Ordinary Resolution (or where an Ordinary Resolution is disallowed by the Act and a Special Resolution is required, by Special Resolution) alter or amend its memorandum of association otherwise than with respect to its name and objects and may hereby, without restricting the generality of the foregoing:

(a) increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights priorities and privileges annexed thereto as may be determined;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d) by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the memorandum of association of the Company or into shares without nominal or par value;

(e) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of any shares so cancelled; and

(f) reduce its share capital and any capital redemption reserve fund subject to any consent, order, Court approval or other matter required by law.

17.2 All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

17.3 Subject to the provisions of the Act, the Company may by Special Resolution change its name or alter its objects.

18 General Meetings

18.1 The Directors may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more members may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

18.2 The Directors shall, upon the requisition in writing of one or more members holding in the aggregate not less than one-tenth of such paid-up capital (as to Issue Price) of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at or posted to the registered office and may consist of several documents in like form each signed by one or more requisitionists.

18.3 If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionist(s) or any one or more of them or any other member or members holding in the aggregate not less than one-tenth of such paid-up capital (as to Issue Price) of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the registered office or at some convenient place at such time, subject to the Articles as to notice, as the person(s) convening the meeting fix. The requisitionists shall be reimbursed by the Company for all reasonable expenses incurred by them as a result of the failure by the Directors to convene the general meeting.

18.4 Subject to the provisions of the Act relating to Special Resolutions, seven days' notice at the least specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company; but with the consent of members entitled to receive notice of some particular meeting or their proxies holding at least in the aggregate not less than ninety percent (90%) of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company, that meeting may be convened by such shorter notice and in such manner as those members or their proxies may think fit.

18.5 The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member entitled to receive notice shall not invalidate the proceedings at any meeting.

18.6 All business that is transacted at an extraordinary general meeting and all that is transacted at any annual general meeting, with the exception of the sanctioning of a dividend and the consideration of the accounts, balance sheet, the annual report of the Directors and the Auditors' report shall be deemed to be special.

18.7 When all members entitled to be present and vote sign either personally or by proxy the minutes of a general meeting, the same shall be deemed to have been duly held notwithstanding that the members have not actually come together or that there may have been technical defects in the proceedings and a resolution in writing (in one or more counterparts) signed by all members personally, or in the case of a company or other entity which is a member, by any person authorised to sign on its behalf, shall be as valid and effectual as if it had been passed at a meeting of the members duly called and constituted.

19 Proceedings at General Meetings

19.1 No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two (2) members present in person or by proxy shall be a quorum provided always that if the Company has one member of record the quorum shall be that one (1) member present in person or by proxy.

19.2 If, within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of member(s), shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum.

19.3 The chairman, if any, of the board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

19.4 If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

19.5 The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.6 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded

(a) by the chairman; or

(b) by any member or members present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid-up (as to Issue Price) equal to not less than one tenth of the total sum paid up (as to Issue Price) on all the shares conferring that right.

19.7 Unless a poll be so demanded a declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or portion of the votes recorded in favour of or against such resolution. A demand for a poll may be withdrawn.

19.8 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a casting vote.

19.9 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

19.10 If for so long as the Company has only one member:

(a) in relation to a general meeting, the sole member or a proxy for that member or (if the member is a corporation) a duly authorized representative of that member is a quorum; and

(b) the sole member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c) all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

20 Votes of Members

20.1 Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each share registered in his name on the Register.

20.2 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register.

20.3 A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

20.4 No person shall be entitled to vote at any general meeting unless he is registered as a member in the Register on the date of such meeting and unless all calls or other sums presently payable by him in respect of shares of the Company have been paid.

20.5 No objection shall be raised to the qualifications of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

20.6 On a poll or on a show of hands votes may be given either personally or by proxy. On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

21 Proxies

21.1 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company. Deposit or delivery of a form of appointment of a proxy does not preclude a member from attending and voting at the meeting or at any adjournment of it.

21.2 The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting, provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

21.3 The instrument appointing a proxy may be in any form acceptable to the Directors and may be expressed to be for a particular meeting and/or any adjournment thereof or generally until revoked.

21.4 The instrument appointing a proxy shall be deemed to confer authority to demand and to join in demanding a poll.

21.5 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

22 Corporations Acting by Representatives at Meetings

Any corporation which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

23 Directors

23.1 There shall be a board of Directors consisting of at least one person. There is no age limit for Directors.

23.2 The first Directors shall be determined in writing by the subscriber to the memorandum of association of the Company.

23.3 The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company or the discharge of their duties as a Director, or receive a fixed allowance in respect thereof as may be determined by the Directors from time to time or a combination of partly of one such method and partly the other. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

23.4 The shareholding qualification for Directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

23.5 A Director or alternate Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company unless the Company otherwise directs in general meeting.

23.6 The Directors may by resolution award special remuneration to any Director undertaking any special work or services which in the opinion of the Directors are beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or attorney-at-law to the Company, or otherwise serves it in a professional capacity, shall be in addition to his remuneration as a Director.

23.7 A Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein obtained shall authorise a Director or alternate Director or his firm to act as Auditor of the Company.

24 Alternate Directors and Proxy Directors

24.1 A Director may by writing appoint any person to be an alternate Director in his place. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors. The person so appointed shall be entitled to attend, speak and vote at meetings of the Directors, and at all meetings of committees of Directors that his appointor is a member of, when the Director appointing him is not personally present and to sign any written resolution of the Directors and shall automatically vacate his office on the expiration of the term for or the happening of the event until which he is by the terms of his appointment to hold office or if the appointor in writing revokes the appointment or himself ceases for any reason to hold office as a Director. An appointment of an alternate Director under this Article shall not prejudice the right of the appointor to attend and vote at meetings of the Directors and the powers of the alternate Director shall automatically be suspended during such time as the Director appointing him is himself present in person at a meeting of the Directors. An alternate Director shall be deemed to be appointed by the Company and not deemed to be the agent of the Director appointing him and shall alone be responsible for his own acts and defaults.

24.2 A Director may be represented at any meetings of the Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

24.3 The provisions of these Articles applicable to alternate Directors shall *mutatis mutandis* apply to the appointment of proxies by Directors, save that any person appointed as a proxy pursuant to the immediately preceding Article shall be the agent of the Director, and not an officer of the Company.

25 Powers and Duties of Directors

25.1 The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may exercise all the powers of the Company save where inconsistent with the Act or these Articles PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

25.2 Without limitation, the Directors may exercise all the powers of the Company to borrow or raise monies, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt liability or obligation of the Company or of any third party.

25.3 All cheques, promissory notes, drafts, bills of exchange or other negotiable instruments, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine by resolution.

25.4 The Directors shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors or their alternates present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

25.5 The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

26 Director or Officer Contracting with Company

26.1 No Director or officer shall be disqualified by his office from contracting and/or dealing with the Company as vendor, purchaser or otherwise; nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested be or be liable to be avoided; nor shall any Director or officer so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director or officer holding that office or the fiduciary relationship thereby established; provided that the nature of his interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is considered if his interest then exists, or in any other case, at the first meeting of the Directors after the acquisition of his interest. A Director, having disclosed his interest as aforesaid, shall be counted in the quorum and shall be entitled to vote as a Director in respect of any contract or arrangement in which he is so interested as aforesaid.

26.2 A general notice that a Director is a member of a specified firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under the immediately preceding Article as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice relating to any particular transaction with that firm or company. An interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

26.3 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine.

26.4 A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

27 Appointment and Removal of Directors

27.1 The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles.

27.2 The holder or holders of more than half of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company may appoint any person to be a Director and may in like manner remove any Director and may in like manner appoint another person in his stead.

27.3 The Company may from time to time, by Ordinary Resolution, set, increase or reduce the maximum number of Directors who may constitute the board of Directors.

27.4 The office of Director shall be vacated if the Director:

(a) is prohibited by law from serving as Director;

(b) becomes bankrupt or makes any arrangement or composition with his creditors; or

(c) dies or is found to be or becomes of unsound mind; or

(d) resigns his office by notice in writing to the Company or otherwise pursuant to any agreement between the Company and such Director; or

(e) is removed from office by notice of the holder or holders of more than half of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company notwithstanding anything in the Articles or any agreement between the Company and such Director;

(f) is requested by all the other Directors (numbering at least two) to resign; or

(g) if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office.

28 Proceedings of Directors

28.1 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Every Director shall receive notice of a board meeting. Notice of a board meeting is deemed to be duly given to a Director if it is given to him personally or by word of mouth or by electronic communication to an address given by him to the Company for that purpose or sent in writing to him at his last known address or other address given by him to the Company for that purpose. A Director or his alternate may waive the requirement that notice be given to the Director of a meeting of the board of Directors or committee of the Directors, either prospectively or retrospectively.

28.2 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be two, a Director and his appointed alternate Director being considered only one person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. One person may represent more than one Director by alternate and for the purposes of determining whether or not a quorum is present and voting each appointment of an alternate shall be counted.

28.3 The continuing Directors or sole continuing Director may act notwithstanding any vacancy in their body but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

28.4 The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

28.5 A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present the members present may choose one of their number to be chairman of the Meeting.

28.6 A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the chairman shall have a second or casting vote.

28.7 All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

28.8 A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (a person being an alternate Director for one or more Directors being entitled to sign such resolution on behalf of each appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

28.9 Any Director or Directors or any committee thereof may participate in any meeting of the board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. All business transacted in this way by the Directors or a committee of Directors is for the purpose of the Articles deemed to be validly and effectively transacted at a meeting of the Directors or of a committee of Directors although fewer than two Directors or alternate Directors are physically present at the same place.

28.10 If and for so long as there is a sole Director of the Company:

(a) he may exercise all powers conferred on the Directors by the Articles by any means permitted by the Articles or the Act;

(b) the quorum for the transaction of business is one; and

(c) all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

29 Managing Director

29.1 The Directors may from time to time appoint one or more of their body to the office of managing director for such period and on such terms as they think fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as regards removal and disqualification as the other Directors and his appointment shall be automatically determined if he ceases for any cause to be a Director.

29.2 A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

29.3 The Directors may entrust to and confer upon a managing director any powers, authorities and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, alter, withdraw or vary all or any of such powers.

30 Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

31 Management

31.1 The Directors may from time to time provide for the management of the affairs of the Company in such manner as they think fit and the provisions contained in the three next following Articles shall be without prejudice to the general powers conferred by this Article.

31.2 The Directors from time to time and at any time may establish any committees, boards or agencies, may appoint any persons to be members of such committees or boards, may appoint any managers or agents, and may fix their remuneration. Any committee so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the Directors.

31.3 The Directors from time to time and at any time may delegate to any such committee, board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such board, or any of them, to fill up any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

31.4 The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

31.5 Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

32 Officers

32.1 Officers of the Company may be elected by the Company in general meeting or appointed by the Directors and may consist of a president, one or more vice presidents, a Secretary, one or more assistant secretaries, a treasurer, one or more assistant treasurers and such other officers as the Company in general meeting or the Directors may from time to time think necessary and all such officers shall perform such duties as may be prescribed by the Company in general meeting or the Directors. They shall hold office until their successors are elected or appointed but any officer may be removed at any time by the Company in general meeting or by the Directors. If any office becomes vacant the Company in general meeting or the Directors may fill the same. Any person may hold more than one of these offices and no officer need be a member or Director.

33 The Seal

33.1 The Company may, if the Directors so determine, have a Seal. The Directors shall provide for the safe custody of the Seal which shall only be used with the authority of the Directors or a committee of the Directors authorised in that regard. Every instrument to which the Seal shall be affixed shall be signed by a Director or other person authorised by the Directors for that purpose. Notwithstanding the provisions hereof, a Director, Secretary or other officer may affix the Seal to returns, lists, notices, certificates or any other documents required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere under his signature alone.

33.2 The Company may exercise the powers conferred by the Act with regard to having a duplicate seal for use abroad and such powers shall be vested in the Directors.

34 Dividends and Reserve

34.1 Subject to the Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and distributions on issued shares of the Company and authorise payment of the same out of funds of the Company lawfully available therefor.

34.2 No dividend or distribution shall be paid except out of the profits of the Company, realised or unrealised, or out of the share premium account or as otherwise permitted by the Act.

34.3 The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

34.4 Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class issued on the record date for such dividend or distribution but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.

34.5 The Directors may deduct from any dividend or distribution payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

34.6 The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid-up shares (as to issue price), debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.7 Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, in the case of joint holders, to the holder who is first named on the Register or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, distributions, bonuses or other monies payable in respect of the shares held by them as joint holders.

34.8 No dividend or distribution shall bear interest against the Company, save as otherwise provided.

34.9 Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

34.10 The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

34.11 Any dividend or distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six years from the date on which such dividend or distribution becomes payable shall be forfeited and shall revert to the Company.

35 Accounts

35.1 The Directors shall cause proper books of account to be kept with respect to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

35.2 Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

35.3 The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors. The books of accounts shall be retained for five (5) years from the date of their preparation, or such other period as specified by the Act.

35.4 The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Act or authorised by the Directors or by the Company in general meeting.

35.5 The Directors shall from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Act.

36 Audit

36.1 The Directors may appoint an Auditor or Auditors on such terms as the Directors determine who shall hold office until otherwise resolved.

36.2 Every Auditor shall have the right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

36.3 Auditors shall at any time during their term of office, upon request of the Directors or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

37 Fiscal Year

The fiscal year of the Company shall end on the 31st day of December in each year unless the Directors prescribe some other period therefor.

38 Capitalisation of Profit and Share Premium

38.1 The Directors or the Company in general meeting, by Ordinary Resolution upon the recommendation of the Directors, may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including, without limitation, the share premium account and capital redemption reserve fund) or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free from distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid-up (as to Issue Price) to and amongst such members in the proportions aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. Provided that a share premium account and a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

38.2 Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the class of shares or debentures becoming distributable in fractions, and also to authorise any person to enter into, on behalf of all the members entitled thereto, an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up (as to Issue Price), of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

38.3 The Directors shall in accordance with the Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share and may treat any contributed capital or capital surplus as if it were credited to such account. There shall be debited to any share premium account:

(a) on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Act, out of capital; and

(b) any other amounts paid out of any share premium account as permitted by the Act.

39 Notices

39.1 A notice may be given by the Company to any member either personally or by sending it by courier, post, cable, telex, telefax or e-mail to him or to his registered address, or (if he has no registered address) to the address, if any, within or without the Cayman Islands supplied by him to the Company for the giving of notice to him.

39.2 Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting at the expiration of fourteen days after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post. Any letter sent to an address outside the Cayman Islands shall be sent by courier or airmail.

39.3 Where a notice is sent by cable, telex, telefax or e-mail, service of the notice shall be deemed to be effected by properly addressing and sending such notice and to have been effected on the day received or, if such day is not a working day, on the next working day.

39.4 A notice may be given by the Company to the person or persons where the Company has been advised are entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in prepaid letter addressed to them by name, or by the title of representatives of the deceased or trustee of the bankrupt, or by any like description, at the address, if any, within or without the Cayman Islands supplied for that purpose by the persons claiming to be so entitled, or (until such an address has been supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

39.5 A notice shall be sufficiently given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the Register in respect of the share.

39.6 Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a) every person shown as a member in the Register subject, in each case, to the immediately preceding Article; and

(b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting.

39.7 No other person shall be entitled to receive notices of general meetings.

39.8 A member who is present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

39.9 Every person who becomes entitled to any share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been given to the person from whom he derives his title.

39.10 Subject to the rights attached to shares, the Directors may fix any date as the record date for a dividend, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, allotment or issue is declared, made or paid.

40 Winding Up

40.1 If the Company is, or is likely to become, unable to pay its debts, the Directors shall have power to present a winding up petition in the name of the Company and/or to apply for the appointment of provisional liquidators in respect of the Company.

40.2 If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company and any other sanction required by law, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

40.3 If the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. But this Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

41 Indemnity

41.1 Every Director, Secretary, or other officer of the Company (including alternate directors, proxy directors and former directors and officers), any trustee for the time being acting in relation to the Company (including any nominee shareholder holding shares in the Company) and their heirs and personal representatives (each an "Indemnified Person") shall be entitled to be indemnified out of the assets of the Company against all actions, proceedings, costs, damages, expenses, claims, losses or liabilities which they or any of them may sustain or incur by reason of any act done or omitted in or about the execution of the duties of their respective offices or trusts or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted except to the extent that any of the foregoing arise through his dishonesty.

41.2 No Indemnified Person shall be liable (a) for any loss, damage or misfortune whatsoever which may happen to or be incurred by the Company in the execution of the duties, powers, authorities or discretions of his office or in relation thereto, (b) for the acts, receipts, neglects, defaults or omissions of any other such Director or person or (c) by reason of his having joined in any receipt for money not received by him personally or (d) for any loss on account of defect of title to any property of the Company or (e) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (f) for any loss incurred through any bank, broker or other agent or (g) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on his part or (h) for any other loss or damage due to any such cause as aforesaid except to the extent that any of the foregoing arise through his dishonesty.

41.3 The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

41.4 The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

42 Registration by Way of Continuation

42.1 The Company, if registered as an exempted company under the Act, may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands which permits or does not prohibit the transfer of the Company to such jurisdiction.

42.2 In furtherance of a resolution passed pursuant to the immediately preceding Article, the Directors shall cause an application to be made to the Registrar of Companies to de-register the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

43 Disclosure

The Directors and the officers including any secretary or assistant secretary and/or any its service providers (including the registered office provider for the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, any information contained in the Register and books of the Company.

44 Merger and Consolidation

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Act), upon such terms as the Directors may determine.

Name and Address of Subscriber

Campbells Nominees Limited
Floor 4, Willow House
Cricket Square
Grand Cayman KY1-9010
Cayman Islands

Kristy-Anne Leith
Authorised Signatory

Martha Tews
Witness

Date: 29 August 2022

Table of Contents

Ontario

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs

Declaration of an Ontario Limited Partnership

Déclaration d'une société en commandite de l'Ontario

Limited Partnerships Act

Loi sur les sociétés en commandite

GEORGIAN PARTNERS GROWTH LP

Firm Name / Raison sociale

220671788

Business Identification Number / Numéro d'identification d'entreprise

This is to certify that the above named limited partnership declaration has been filed under the laws of the Province of Ontario.

La présente vise à attester que la déclaration de la raison sociale de la société en commandite citée ci-dessus a été déposée conformément aux règles de droit de la province de l'Ontario.

Declaration Date: June 21, 2012

Date de déclaration: 21 juin 2012

Expiry Date: June 18, 2027

Date d'expiration: 18 juin 2027

V. Quintanilla W.

Registrar / Registrateur
Limited Partnerships Act / Loi sur les sociétés en commandite

This certificate is not complete without the Declaration Information.

Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar

Le présent certificat n'est pas complet sans les renseignements afférents à la déclaration.

Copie certifiée conforme du dossier du ministère des Services gouvernementaux et des Services aux consommateurs.

V. Quintanilla W.

Directeur ou registrateur

Ontario

Ministry of Government and
Consumer Services

Declaration Information

Type of Filing:
Renewal of an Ontario Limited Partnership Declaration

Firm Name:
GEORGIAN PARTNERS GROWTH LP

Business Identification Number (BIN):
220671788

Address of Principal Place of Business:
2 St. Clair Avenue West, 1400, Toronto, Ontario, Canada, M4V 1L5

Activity (NAICS Code):
[Not Provided] - [Not Provided]

Declaration Date:
June 21, 2012

Expiry Date:
June 18, 2027

Number of General Partners:
1

The Declaration Information is not complete without the Declaration Certificate.
Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar, Ministry of Government and Consumer Services

General Partner(s):

Name: GEORGIAN PARTNERS GROWTH LP INC., OCN: 2332558, Address for Service: 2 St Clair Avenue West, 1400, Toronto, Ontario, Canada, M4V 1L5

LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 21st day of June, 2012

BETWEEN:

Georgian Partners Growth LP Inc., a corporation incorporated under the laws of Ontario (the "**General Partner**")

- and -

John Berton, of the city of Toronto in the Province of Ontario (the "**Limited Partner**").

WHEREAS the General Partner and Limited Partner intend to form a limited partnership (the "Partnership") under the *Limited Partnerships Act* (Ontario) (the "**Act**") by filing a declaration under the Act on the date hereof;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the General Partner and the Limited Partner agree as follows:

1. **Business of the Partnership**

The Partnership will be formed by the filing of a limited partnership declaration pursuant to the Act to carry on the business of venture capital fund.

2. **Name**

The name of the Partnership will be Georgian Partners Growth LP.

3. **Location**

The principal place of business of the Partnership will be 1300 Yonge Street, Suite 410, Toronto, Ontario, M4T 1X3 and the books and records of the Partnership may be kept at such location.

4. **Management**

(1) Subject to the provisions of the Act, the business and affairs of the Partnership will be managed by the General Partner. Without limiting the generality of the foregoing, the General Partner will have the power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying on the business of the Partnership.

(2) The Limited Partner must not:

(a) take part in the management or control of the business of the Partnership;

(b) execute any document that binds or purports to bind the Partnership or the General Partner;

(c) purport to have the power or authority to bind the Partnership or the General Partner;

(d) undertake any obligation or responsibility on behalf of the Partnership; or

(e) compel a sale or partition, judicial or otherwise, of any property of the Partnership or otherwise require any assets of the Partnership to be distributed.

(3) Notwithstanding the provisions of Section 1.04(1), the General Partner must not, without the prior written consent of the Limited Partner, sell all or any substantial part of the assets of the Partnership.

(4) The Partnership must reimburse the General Partner for costs, charges and expenses actually incurred by the General Partner in the performance of its duties hereunder, including costs, charges and expenses directly incurred for the benefit of the Partnership.

5. **Term**

The Partnership will commence on the filing of the limited partnership declaration referred to above and will continue until dissolved by the written agreement of the Partners. For greater certainty, the admission, resignation, withdrawal or dissolution of any Partner will not dissolve the Partnership.

6. **Financial Year**

The financial year end of the Partnership will be on December 31 in each year.

7. **Capital Contributions**

(1) The General Partner must contribute $1.00 of capital to the Partnership.

(2) The Limited Partner must contribute $99.00 of capital to the Partnership.

8. **Distributions**

The distributable cash of the Partnership must be allocated and distributed within 30 days after the end of each financial year of the Partnership between the Partners as follows:

General Partner – 0.01 %
Limited Partner – 99.99 %.

9. **Allocation of Income and Loss**

All net income and net loss of the Partnership calculated in accordance with the provisions of the Income Tax Act (Canada) must be shared between the partners as follows:

General Partner – 0.01 %
Limited Partner – 99.99 %.

10. **Benefit of the Agreement**

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11. **Entire Agreement**

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

12. **Amendments and Waivers**

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

13. **Assignment**

Neither of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other party.

14. **Governing Law**

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

[the rest of this page is left blank intentionally]

IN WITNESS WHEREOF the parties have executed this Agreement.

GEORGIAN PARTNERS GROWTH LP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAX LLC", FILED IN THIS OFFICE ON THE SIXTH DAY OF MAY, A.D. 2022, AT 2:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6783367 8100
SR# 20221827626

Authentication: 203376494
Date: 05-09-22

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX DAX LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

By: ______________________
Authorized Person

Name: Rachel Barnett
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAP GROUP LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 3:12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6321837 8100
SR# 20213566779

Authentication: 204464307
Date: 10-20-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:12 PM 10/20/2021
FILED 03:12 PM 10/20/2021
SR 20213566779 - File Number 6321837

CERTIFICATE OF FORMATION
OF
IEX DAP GROUP LLC

This Certificate of Formation of **IEX DAP GROUP LLC** (the "***Company***") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, *6 Del. C.* Section 18-101 *et seq*. (the "***Act***").

FIRST: The name of the limited liability company is IEX DAP Group LLC.

SECOND: The address of the limited liability company's registered office in the State of Delaware and the name of its registered agent for service of process at such address are:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

THIRD: The limited liability company is formed effective as of the filing of this Certificate of Formation and shall be authorized to carry on any lawful business for which a limited liability company may be organized under the Act.

IN WITNESS WHEREOF, the undersigned authorized person has executed this **CERTIFICATE OF FORMATION** in accordance with Section 18-204 of the Act.

By: ______________________
Name: Craig Resnick
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX DAP GROUP LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX DAP Group LLC (the "***Company***"), is effective as of October 20, 2021, by IEX Group, Inc., a Delaware Corporation (the "***Member***").

1. **Name.** The name of the Company is "IEX DAP Group LLC".

2. **Formation; Term.** On October 20, 2021, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. **Principal Business Office.** The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the Member or one of the Managers. The Company may have such other office or offices as the Member or one of the Managers may from time to time designate or as the purposes of the Company may require from time to time.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX Group, Inc., a Delaware corporation, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Fiscal Year.** The fiscal year of the Company shall be as determined from time to time by the Member or one of the Managers.

12. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

13. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

14. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the Member.

15. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

16. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 16 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

17. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the Member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

18. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

19. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued

membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

20. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

22. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

23. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

25. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

26. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:

IEX Group, Inc.

DocuSigned by:
Bradley Katsuyama
E07E9312B6874BA...

Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A
Managers and Officers
As of: October 20, 2021

Managers:
Bradley Katsuyama

Officers:
Bradley Katsuyama
Craig Resnick
Andrea Ledford
Rachel Barnett
Robert Park
Ronan Ryan

EXHIBIT B
Schedule of Members
As of: October 20, 2021

Name	Initial Capital Contribution as of October 20, 2021	Membership Interest
IEX Group, Inc.	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAP LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 3:14 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6321842 8100
SR# 20213566819

Authentication: 204464413
Date: 10-20-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 10/20/2021
FILED 03:14 PM 10/20/2021
SR 20213566819 - File Number 6321842

CERTIFICATE OF FORMATION
OF
IEX DAP LLC

This Certificate of Formation of **IEX DAP LLC** (the "***Company***") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, *6 Del. C.* Section 18-101 *et seq.* (the "***Act***").

FIRST: The name of the limited liability company is IEX DAP LLC.

SECOND: The address of the limited liability company's registered office in the State of Delaware and the name of its registered agent for service of process at such address are:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

THIRD: The limited liability company is formed effective as of the filing of this Certificate of Formation and shall be authorized to carry on any lawful business for which a limited liability company may be organized under the Act.

IN WITNESS WHEREOF, the undersigned authorized person has executed this **CERTIFICATE OF FORMATION** in accordance with Section 18-204 of the Act.

By: ______________________
Name: Craig Resnick
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX DAP LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX DAP LLC (the "***Company***"), is effective as of October 20, 2021, by IEX DAP GROUP LLC, a Delaware limited liability company (the "***Member***").

1. Name. The name of the Company is "IEX DAP LLC".

2. Formation; Term. On October 20, 2021, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. Powers. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. Registered Agent; Registered Office. The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. Principal Business Office. The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the Member or one of the Managers. The Company may have such other office or offices as the Member or one of the Managers may from time to time designate or as the purposes of the Company may require from time to time.

7. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. Management. All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. Member; Capital Contributions. IEX DAP GROUP LLC, a Delaware limited liability company, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. Tax Classification. The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. Fiscal Year. The fiscal year of the Company shall be as determined from time to time by the Member or one of the Managers.

12. Ownership of Company Property. All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

13. Distributions. Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

14. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the Member.

15. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

16. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 16 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

17. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the Member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

18. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

19. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued

membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

20. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

22. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

23. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

25. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

26. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:

IEX DAP GROUP LLC

DocuSigned by:
Bradley Katsuyama
E07E9312B6874BA...

Name: Bradley Katsuyama
Title: Manager

EXHIBIT A
Managers and Officers
As of: October 20, 2021

Managers:
Bradley Katsuyama

Officers:
Bradley Katsuyama
Robert Dukesherer
Terrance O'Connell
Alphonse Asare

EXHIBIT B
Schedule of Members
As of: October 20, 2021

Name	Initial Capital Contribution as of October 20, 2021	Membership Interest
IEX DAP GROUP LLC	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAP SERVICES LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 3:13 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
1793 DELAWARE 1855

6321841 8100
SR# 20213566800

Authentication: 204464331
Date: 10-20-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:13 PM 10/20/2021
FILED 03:13 PM 10/20/2021
SR 20213566800 - File Number 6321841

CERTIFICATE OF FORMATION
OF
IEX DAP SERVICES LLC

This Certificate of Formation of **IEX DAP SERVICES LLC** (the "***Company***") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, *6 Del. C.* Section 18-101 *et seq*. (the "***Act***").

FIRST: The name of the limited liability company is IEX DAP Services LLC.

SECOND: The address of the limited liability company's registered office in the State of Delaware and the name of its registered agent for service of process at such address are:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

THIRD: The limited liability company is formed effective as of the filing of this Certificate of Formation and shall be authorized to carry on any lawful business for which a limited liability company may be organized under the Act.

IN WITNESS WHEREOF, the undersigned authorized person has executed this **CERTIFICATE OF FORMATION** in accordance with Section 18-204 of the Act.

By: ______________________
Name: Craig Resnick
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX DAP SERVICES LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX DAP Services LLC (the "***Company***"), is effective as of October 20, 2021, by IEX DAP GROUP LLC, a Delaware limited liability company (the "***Member***").

1. <u>Name</u>. The name of the Company is "IEX DAP Services LLC".

2. <u>Formation; Term</u>. On October 20, 2021, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. <u>Purpose</u>. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. <u>Powers</u>. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. <u>Registered Agent; Registered Office</u>. The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. <u>Principal Business Office</u>. The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the Member or one of the Managers. The Company may have such other office or offices as the Member or one of the Managers may from time to time designate or as the purposes of the Company may require from time to time.

7. <u>Limited Liability</u>. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. Management. All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. Member; Capital Contributions. IEX DAP GROUP LLC, a Delaware limited liability company, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. Tax Classification. The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. Fiscal Year. The fiscal year of the Company shall be as determined from time to time by the Member or one of the Managers.

12. Ownership of Company Property. All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

13. Distributions. Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

14. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the Member.

15. **Transfer of Rights.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

16. **Indemnification.**

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 16 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

17. **Admission of Additional Members.** One or more additional members of the Company may be admitted to the Company with the written consent of the Member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

18. **Withdrawal.** A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

19. **Dissolution.**

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued

membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

20. **Severability of Provisions.** Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

21. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

22. **Entire Agreement.** Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

23. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. **Amendments.** The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

25. **No Third-Party Beneficiary.** Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

26. **Distribution Restriction.** No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

In Witness Whereof, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX DAP GROUP LLC

DocuSigned by:
Bradley Katsuyama
E07E9312B6874BA...

Name: Bradley Katsuyama
Title: Manager

EXHIBIT A
Managers and Officers
As of: October 20, 2021

Managers:
Bradley Katsuyama

Officers:
Bradley Katsuyama
Robert Dukesherer
Terrance O'Connell
Alphonse Asare

EXHIBIT B
Schedule of Members
As of: October 20, 2021

Name	Initial Capital Contribution as of October 20, 2021	Membership Interest
IEX DAP GROUP LLC	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX FUND LLC", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JULY, A.D. 2022, AT 3:22 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6925740 8100
SR# 20223053179

Authentication: 203983289
Date: 07-22-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX Fund LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4...
Authorized Person

Name: Rachel Barnett
Print or Type

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX FUND LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX Fund LLC (the "***Company***"), is effective as of July 21, 2022 by IEX Ventures LLC, a Delaware Limited Liability Company (the "***Member***").

1. **<u>Name</u>.** The name of the Company is "IEX Fund LLC."

2. **<u>Formation; Term</u>.** On July 21, 2022, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **<u>Purpose</u>.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **<u>Powers</u>.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **<u>Registered Agent; Registered Office</u>.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. **<u>Limited Liability</u>.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

7. **<u>Management</u>.** All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on <u>Exhibit A</u> hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

8. Member; Capital Contributions. IEX Ventures, LLC, a Delaware limited liability company, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any Membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

9. Tax Classification. The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

10. Ownership of Company Property. All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

11. Distributions. Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

12. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

13. Exculpation and Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by applicable law, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred.

(b) To the fullest extent permitted by applicable law, an Indemnitee shall be entitled to indemnification from the Company for any and all Losses incurred by Indemnitee by reason of any act or omission performed or omitted by such Indemnitee; provided, however, that any indemnity under this Section by the Company shall be provided out of and to the extent of Company assets only, and the Member shall not have personal liability on account thereof.

(c) The indemnification provided by this Section 13 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by an Indemnitee defending any claim, demand, action, suit, proceeding, or investigation shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit, proceeding, or investigation upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section.

(e) The Indemnitee shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Indemnitee as to matters the Indemnitee reasonably believes are within such other Indemnitee's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(f) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Indemnitee, a Indemnitee acting under this Agreement shall not be liable to the Company or to any other Indemnitee who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Indemnitee.

(g) The foregoing provisions of this Section shall survive any termination of this Agreement.

14. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

15. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

16. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

17. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

19. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

20. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

21. **Amendments.** The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

22. **No Third-Party Beneficiary.** Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

23. **Distribution Restriction.** No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX Ventures LLC

____
Name: Ronan Ryan
Title: Authorized Signatory

<u>EXHIBIT A</u>

Managers and Officers

As of: July 21, 2022

Managers:

Bradley T. Katsuyama

Craig Resnick

Officers:

Bradley T. Katsuyama (President)

Rachel Barnett (VP, CLO, Secretary)

Craig Resnick (VP, Treasurer)

EXHIBIT B
Schedule of Members
As of: July 21, 2022

Name	Initial Capital Contribution as of July 21, 2022	Membership Interest
IEX Ventures LLC	$1.00	100%

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-2 are the unaudited financial statements of IEX Data Services LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-3 are the unaudited financial statements of SWXTCH.IO LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-4 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2024.

Attached as Addendum D-5 is a statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-6 are the unaudited financial statements of IEX Options LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-7 is a statement in lieu of financial statements of Dispatch Solutions Inc. (f/k/a Digital Asset Communications LLC).

Attached as Addendum D-8 is a statement in lieu of financial statements of Digital Asset Communications International Ltd.

Attached as Addendum D-9 are the unaudited financial statements of Georgian Partners Growth LP r e e r e

Attached as Addendum D-10 are the unaudited financial statements of IEX DAX LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-11 are the unaudited financial statements of IEX DAP Group LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-12 are the unaudited financial statements of IEX DAP LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-13 are the unaudited financial statements of IEX DAP Services LLC for the fiscal year ending 12/31/2024.

Attached as Addendum D-14 are the unaudited financial statements of IEX Fund LLC for the fiscal year ending 12/31/2024.

Addendum D-1

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2024

IEX Ventures LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	176,925
Investment in subsidiaries		33,094,979
Investments		21,301
Due from subsidiaries		15
Total assets	$	33,293,220
LIABILITIES AND EQUITY		
Total Stockholders' Equity	$	33,293,220
Total liabilities and stockholders' equity	$	33,293,220

IEX Ventures LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Operating expenses:		
Other		1,582
Total expenses		1,582
Net Ordinary Income	$	(1,582)
Other income		
Unrealized loss on investment		(70,636)
Total other income (loss)		(70,636)
Net (loss)	$	(72,218)

Addendum D-2

Unaudited financial statements of IEX Data Services LLC
for the fiscal year ending 12/31/2024

IEX Data Services LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	878,935
Intangible assets		2,560,891
Due from clearing processor		62,512
Pyth rewards tokens receivable		12,801
Prepaid expenses		7,832
Due from affiliate		909
Total assets	$	3,523,880
LIABILITIES AND EQUITY		
Liabilities:		
Due to affiliate		92,909
Due to parent		33,430
Accounts payable		15
Total liabilities	$	126,354
Total Stockholders' Equity	$	3,397,526
Total liabilities and stockholders' equity	$	3,523,880

IEX Data Services LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Revenues:		
Other income	$	2,658,303
Subscription revenue		1,368,562
Other revenue		862,008
Total revenues	$	4,888,873
Cost of revenues:		
Core market data		240,442
Revenue share fees		161,763
Payment processor fees		37,581
Total cost of revenues	$	439,786
Operating expenses:		
Other		4,332,538
Depreciation and amortization		2,481,951
Employee compensation and benefits		1,999,344
Technology and communications		1,327,461
Rent and office		206,561
Discontinued operations		103,730
Professional fees		71,265
Marketing and travel		6,668
Total expenses	$	10,529,518
Net (loss)	$	(6,080,431)

Addendum D-3

Unaudited financial statements of SWXTCH.IO LLC

for the fiscal year ending 12/31/2024

SWXTCH.IO LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	389,970
Property and equipment, net of accumulated depreciation		4,201,672
Software development costs, net of accumulated amortization		2,333,324
Prepaid expenses		6,238
Other assets		(51,322)
Total assets	$	6,879,882
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		753,134
Accrued expenses and other liabilities		91,080
Accounts payable		34,749
Total liabilities	$	878,963
Total Stockholders' Equity	$	6,000,919
Total liabilities and stockholders' equity	$	6,879,882

SWXTCH.IO LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Revenues:		
Subscription revenue	$	581,806
Other revenue		62,560
Total revenues	$	644,366
Cost of Goods Sold:		
Revenue share fees		6,812
Total cost of goods sold	$	6,812
Operating expenses:		
Employee compensation and benefits		6,660,384
Depreciation and amortization		4,319,386
Technology and communications		1,051,764
Marketing and travel		446,170
Rent and office		445,943
Professional fees		267,932
Total expenses	$	13,191,579
Net (loss)	$	(12,554,025)

Addendum D-4

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2024

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	24,631,735
Investment in subsidiaries		172,349,706
Deferred tax asset		44,197,176
Marketable securities		28,292,803
Right of use asset		27,435,134
Property and equipment, net of accumulated depreciation		19,320,694
Due from subsidiaries		11,530,228
Prepaid expenses		6,185,854
Other assets		1,857,614
Software development costs, net of accumulated amortization		885,728
Total assets	$	336,686,672
LIABILITIES AND EQUITY		
Liabilities:		
Lease liability		30,097,797
Accrued expenses and other liabilities		17,621,916
Due to Subsidiaries		2,911,663
Accounts payable		1,286,192
Total liabilities	$	51,917,568
Stockholders' Equity		
Preferred stock - $0.01 par value		
Convertible Series A-1		3,750
Convertible Series B-1		24,400
Convertible Series C		22,059
Common stock - $0.01 par value		55,686
Treasury stock		(68,915,713)
Additional paid-in capital		313,861,871
Promissory notes receivable, related party		(5,778,651)
Retained earnings		45,495,702
Total Stockholders' Equity	$	284,769,104
Total liabilities and stockholders' equity	$	336,686,672

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Revenues:		
Software licensing revenue	$	3,600,000
Interest income		2,071,639
Total revenues	$	5,671,639
Operating expenses:		
Employee compensation and benefits		9,077,521
Technology and communications		1,734,033
Rent and office		1,356,807
Professional fees		1,146,570
Depreciation and amortization		721,554
Marketing and travel		467,208
Discontinued operations		120,996
Other		49,561
Total expenses	$	14,674,250
Other income		
Loss on investment		(4,520,152)
Total other income (loss)		(4,520,152)
Loss before income taxes		
Income tax benefit		7,655,379
Net income (loss)	$	(5,867,384)

Addendum D-5

Statement in lieu of financial statements of IEX Services LLC

IEX Services LLC's financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-6

Unaudited financial statements of IEX Options LLC
for the fiscal year ending 12/31/2024

IEX Options LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Software development costs, net of accumulated amortization		1,000,455
Property and equipment, net of accumulated depreciation		417,377
Prepaid expenses		290,619
Other assets		250,000
Total assets	$	1,958,451
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		2,621,803
Total liabilities	$	2,621,803
Total Stockholders' Equity	$	(663,352)
Total liabilities and stockholders' equity	$	1,958,451

IEX Options LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Operating expenses:		
Employee compensation and benefits	$	2,777,436
Technology and communications		321,078
Marketing and travel		271,227
Depreciation and amortization		78,687
Rent and office		51,362
Professional fees		43,116
Total expenses	$	3,542,906
Net (loss)	$	(3,542,906)

Addendum D-7

Statement in lieu of financial statements of Dispatch Solutions Inc.
(f/k/a Digital Asset Communications LLC)

IEX Group, Inc. owned a minority interest in Dispatch Solutions Inc. during 2024, however Dispatch Solutions Inc. became non-operational in October 2024. Therefore, there are no financial statements for 2024.

Addendum D-8

Statement in lieu of financial statements of Digital Asset Communications International Ltd.

Digital Asset Communications International Ltd. was non-operational in 2024. Therefore, there are no financial statements for 2024.

Addendum D-9

Unaudited financial statements of Georgian Partners Growth LP
for the fiscal year ending 12/31/2024

allay

Compilation engagement report

April 27, 2025

To the partners of **Georgian Partners Growth, L.P.**:

On the basis of information provided by the partners, we have compiled the balance sheet of **Georgian Partners Growth, L.P.** as at December 31, 2024, the statements of partners' equity and earnings for the year then ended, and note , which describes the basis of accounting applied in the preparation of the compiled financial information and other explanatory information ("financial information").

The partners are responsible for the accompanying financial information, including the accuracy and completeness of the underlying information used to compile it and the selection of the basis of accounting.

We performed this engagement in accordance with Canadian Standard on Related Services (CSRS) 4200, Compilation Engagements, which requires us to comply with relevant ethical requirements. Our responsibility is to assist the partners in the preparation of the financial information.

We have not performed an audit or a review engagement, nor were we required to perform procedures to verify the accuracy or completeness of the information provided by the partners. Accordingly, we do not express an audit opinion or a review conclusion, or provide any form of assurance on the financial information.

Readers are cautioned that the financial information may not be appropriate for their purposes.

allay llp

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario

Georgian Partners Growth, L.P.

Balance Sheet

December 31	2024 $
ASSETS	
Current	
Cash	**11,270,493**
Accounts receivable	**222,584**
Prepaid expenses	**2,069,679**
Due from related parties	**25,217,619**
	38,780,375
Convertible promissory note	**1,438,900**
Property and equipment	**1,543,493**
	41,762,768
LIABILITIES	
Current	
Line of credit	**20,701,021**
Accounts payable and accrued liabilities	**1,879,271**
	22,580,292
PARTNERS' EQUITY	**19,182,476**
	41,762,768

On behalf of the Partners:

Partner Partner

Georgian Partners Growth, L.P.

Statement of Earnings

Year ended December 31	**2024**
	$
Revenue	
Management fees	**73,241,772**
Interest	**396,728**
	73,638,500
Expenses	
Salaries and benefits	**34,470,033**
General and administrative	**7,513,702**
Advertising and promotion	**3,186,303**
Consultant fees	**2,810,689**
Professional fees	**2,302,937**
Rent	**1,662,730**
Travel and entertainment	**1,485,492**
Amortization	**989,094**
Insurance	**36,520**
	54,457,500
Net earnings for the year	**19,181,000**

Addendum D-10

Unaudited financial statements of IEX DAX LLC

for the fiscal year ending 12/31/2024

IEX DAX LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	114,059
Due from group		2,911,663
Prepaid expenses		1,035,670
Software development costs, net of accumulated amortization		953,757
Property and equipment, net of accumulated depreciation		432,322
Total assets	$	5,447,471
LIABILITIES AND EQUITY		
Liabilities:		
Due to affiliate		29,278
Due to parent		(63,412)
Total liabilities	$	(34,134)
Total Stockholders' Equity	$	5,481,605
Total liabilities and stockholders' equity	$	5,447,471

IEX DAX LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Operating expenses:		
Employee compensation and benefits	$	2,872,985
Technology and communications		1,724,438
Depreciation and amortization		362,375
Rent and office		238,599
Professional fees		147,570
Marketing and travel		46,431
Total expenses	$	5,392,398
Other income		
Other income		175,797
Total other income	$	175,797
Net (loss)	$	(5,216,601)

Addendum D-11

Unaudited financial statements of IEX DAP Group LLC
for the fiscal year ending 12/31/2024

IEX DAP Group LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	59,656
Software development costs, net of accumulated amortization		12,652,784
Investment in subsidiaries		1,700,000
Due from affiliate		29,278
Total assets	$	14,441,718
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		13,120
Total liabilities	$	13,120
Total Stockholders' Equity	$	14,428,598
Total liabilities and stockholders' equity	$	14,441,718

IEX DAP Group LLC had no income or expenses in 2024. Therefore, there is no Statement of Income for 2024.

Addendum D-12

Unaudited financial statements of IEX DAP LLC
for the fiscal year ending 12/31/2024

IEX DAP LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	671,392
Prepaid expenses		5,694
Total assets	$	677,086
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		34,627
Accrued expenses and other liabilities		33,500
Total liabilities	$	68,127
Total Stockholders' Equity	$	608,959
Total liabilities and stockholders' equity	$	677,086

IEX DAP LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Operating expenses:		
Employee compensation and benefits	$	438,327
Professional fees		87,639
Technology and communications		39,594
Marketing and travel		30,893
Rent and office		24,817
Total expenses	$	621,270
Operating loss		(621,270)
Net (loss)	$	(621,270)

Addendum D-13

Unaudited financial statements of IEX DAP Services LLC
for the fiscal year ending 12/31/2024

IEX DAP Services LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	2,000
Prepaid expenses		23,000
Total assets	$	25,000
Total Stockholders' Equity	$	25,000
Total liabilities and stockholders' equity	$	25,000

IEX DAP Services LLC had no income or expenses in 2024.
Therefore, there is no Statement of Income for 2024.

Addendum D-14

Unaudited financial statements of IEX Fund LLC
for the fiscal year ending 12/31/2024

IEX Fund LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	222
Investments		448,005
Intangible assets		1,015
Total assets	$	449,242
LIABILITIES AND EQUITY		
Total Stockholders' Equity	$	449,242
Total liabilities and stockholders' equity	$	449,242

IEX Fund LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2024

Other income:		
Gain on investment		16,691
Interest income		207
Total other income (loss)	$	16,898
Net income (loss)	$	16,898

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2024. Investors' Exchange LLC has no consolidated subsidiaries.

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2024

INVESTORS' EXCHANGE LLC AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024
AND
INDEPENDENT AUDITOR'S REPORT

****

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITOR’S REPORT

To the Member and Audit Committee of Investors’ Exchange LLC

Opinion

We have audited the consolidated financial statements of Investors’ Exchange LLC and subsidiaries (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2024, and the related consolidated statements of income, cash flows and changes in member’s equity for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

June 20, 2025

Investors’ Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Financial Condition
December 31, 2024

Assets	
Restricted cash	$ 33,663,412
Cash	28,798,086
Receivables from members and customers	23,227,974
Capitalized software, net of accumulated amortization	19,095,069
Notes and other receivables, net of allowance	17,402,670
Receivables from exchanges	5,165,476
Due from parent	2,911,663
Prepaid expenses	1,343,929
Property and equipment, net of accumulated depreciation	849,699
Due from affiliates	310,718
Security deposits	250,000
TOTAL ASSETS	$ 133,018,696
Liabilities and Member's Equity	
Liabilities:	
Section 31 fees payable	$ 44,867,619
Due to parent	10,392,542
Due to affiliates	2,159,381
Accrued and other liabilities	1,596,202
TOTAL LIABILITIES	59,015,744
Member's equity:	
Member's equity	74,002,952
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 133,018,696

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Income
For the Year Ended December 31, 2024

Revenues:	
Matched fees	$ 125,074,970
Regulatory transaction fees	85,872,604
Tape sharing	16,470,229
Routed fees	12,816,775
Other	11,327,668
Total revenues	251,562,246
Cost of revenues:	
Section 31 fees	85,863,009
Liquidity payments	33,189,326
Routing fees	12,376,371
Clearing fees	660,640
Other	270,656
Total cost of revenues	132,360,002
Total revenues, less cost of revenues	119,202,244
Operating expenses:	
Employee compensation and benefits	50,410,790
Technology and communications	15,584,889
Software utilization fees	9,009,147
Amortization	7,094,159
Professional fees	6,049,193
Rent and office	5,907,862
Regulatory fees	3,926,016
Impairment allowance on notes receivable	2,821,936
Sales and marketing costs	1,901,558
Other	796,591
Total operating expenses	103,502,141
Net income	$ 15,700,103

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	15,700,103
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization		7,094,159
Impairment allowance on notes receivable		2,821,936
Changes in operating assets and liabilities:		
Prepaid expense		76,218
Receivables from members and customers		(12,228,694)
Receivables from exchanges		(1,272,374)
Section 31 fees payable		35,922,834
Due from affiliates		28,086
Due to parent		1,694,072
Due to affiliates		(7,063,370)
Security deposits		(250,000)
Accrued and other liabilities		794,574
Net cash provided by operating activities		**43,317,544**
Cash flows from investing activities:		
Issuance of notes receivable		(2,172,136)
Purchase of property and equipment		(407,195)
Capitalized software		(15,791,887)
Net cash used in investing activities		**(18,371,218)**
Cash flows from financing activities:		
Capital contributions		14,955,354
Capital distributions		(15,100,000)
Net cash used in financing activities		**(144,646)**
Net increase in cash and restricted cash		**24,801,680**
Cash and restricted cash at beginning of year		**37,659,818**
Cash and restricted cash at end of year	**$**	**62,461,498**
Reconciliation of cash and cash equivalents and restricted cash:		
Cash	$	28,798,086
Restricted cash		33,663,412
	$	62,461,498

See notes to consolidated financial statements

Investors’ Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Changes in Member’s Equity
For the Year Ended December 31, 2024

	Total Member's Equity
Balance at December 31, 2023	$ 58,447,495
Capital contributions	14,955,354
Capital distributions	(15,100,000)
Net income	15,700,103
Balance at December 31, 2024	$ 74,002,952

See notes to consolidated financial statements

1. Organization and Nature of Business

Investors’ Exchange LLC and Subsidiaries (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission (“SEC”) as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

The Company is the sole owner of IEX DAX LLC (“DAX”). DAX is a non-operating entity established to operate as a facility of the Company to facilitate the continuous matching and execution of orders in eligible digital assets for its members.

The Company is the sole owner of IEX Options LLC (“Options”). Options is a non-operating entity established to operate as a facility of the Company to facilitate the continuous matching and execution of orders in options securities for its members.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation (“NSCC”), a division of the Depository Trust Clearing Corporation (“DTCC”). Once received, the matched regulatory fee component of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company has provided funding to various Consolidated Audit Trail ("CAT") entities in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the consolidated Statement of Financial Condition, net of allowance for credit losses.

Key terms of the CAT notes are: (1) they are non-interest bearing, (2) are payable on demand, if requested in writing by the holders of the notes representing at least two-thirds of the outstanding principal amount of indebtedness represented by all notes, and (3) any repayment shall be concurrent with a corresponding pro-rata repayment of all other notes.

The Company recognizes an impairment allowance when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the consolidated financial statements. See Note 4.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues represent variable consideration because they are based on the level of trading activity.

Revenue received by the Company from its Members includes matched fees, routing fees, port fees, physical connectivity fees, and real-time market data fees. The Company's primary business is matching equity shares on its trading system for its Members.

Routing fees include fees on orders routed to and executed on other venues on a cost-plus-1-mil basis ($0.0001 per share). Routing services are provided by the Company's affiliate, IEX Services LLC ("Services"), pursuant to Company Rule 2.220. Services also passes through in full any and all fees charged by/rebates received from away venues to the Company, which adds a fee (i.e., $0.0001 per share that is added to a fee and deducted from a rebate), which is, in turn, passed through to the Member. The Company records these as Routed Fees Revenue as well as Cost of Revenues on its consolidated Statement of Income.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Other revenues consist primarily of revenue from trade reporting and tape sharing received from exchanges. Trade reporting and tape sharing represents variable consideration because the consideration is dependent upon activity on the exchange and is recognized over time as market data is consumed. Other revenues also include fees generated from physical and logical order entry ports and market data subscriptions.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees, charged by BofA Securities, Inc. to process and clear routed trades and Section 31 fees on routed trades, are both paid by Services and passed through to the Company via the Tri-Party Software License and Expense Sharing Agreement (“Tri-Party ESA”). In September 2023, the Company began making liquidity payments to Members who provide displayed liquidity. The liquidity payments are made on a per-share basis and are directly associated with shares traded on the Company's market and are therefore recognized as a cost of revenue.

Property and Equipment, net

Property and equipment is composed primarily of servers, network switches and firewalls and is carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally three years. See note 5 for further discussion.

Income Taxes

The Company is a single member limited liability company and is included in the income tax return filed by the Parent, which files as a C-corporation. No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes and not subject to tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company’s financial instruments is measured into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest, as determined below:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Capitalized Software

Capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends upon its general release. After technological feasibility is established, material software development costs are capitalized and then amortized on a straight-line basis over the estimated product life. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized costs are amortized on a straight-line basis over a period of three years. See note 6 for further discussion.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 enhances reportable segment disclosures by requiring entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within the reported measure of profit or loss. This ASU also requires disclosure of the title and position of the CODM as well as a description of how the reported measure of profit or loss is used to assess segment performance and allocate resources. The effective date of ASU 2023-07 is for annual periods beginning after December 15, 2023. The Company adopted this ASU effective December 31, 2024 (see Note 8).

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires quantitative and qualitative disclosure of certain expense categories contained within their relevant expense lines in the income statement, including: (1) purchases of certain tangible personal property; (2) employee compensation; (3) depreciation; (4) intangible asset amortization; and (5) depletion expenses. The update requires the disaggregation of these expense lines in a tabular format in the notes to the financial statements, including the separate disclosure of certain other expenses and gains or losses included within these expense lines which are required under existing U.S. GAAP, with all other expenses permitted to be disclosed in an "another items" category. Additionally, the update requires disclosure of the total amount and definition of the Company's selling expenses. The effective date of ASU-2024-03 is for annual periods beginning after December 16, 2026, with early adoption permitted. The Company is currently evaluating the impact of this guidance and does not expect a material impact on the Company's financial condition or results of operations upon adoption.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and restricted cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate per entity for each bank. At December 31, 2024, the Company had deposits at a financial institution in excess of FDIC limits of approximately $28.4 million.

4. Notes Receivable

CAT NMS, LLC and Thesys CAT LLC (collectively, "CAT1") were formed in response to SEC Rule 613 which requires the Self-Regulatory Organizations ("SROs") to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. The plan formed by the SROs contemplates that 75% of funding will be provided by the industry members and 25% by the SROs.

As of December 31, 2019, the Company had provided funding to CAT1, the previous plan administrator, in the form of promissory notes receivable of approximately $4.5 million. Due to uncertainty concerning the ultimate collectability of the notes, the Company recorded an allowance against the overall amount receivable from CAT1 of approximately $4 million through December 31, 2019. During 2020, the Company fully reserved the total CAT1 notes receivable balance.

During 2019, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC ("CAT2"), was formed to continue the development of the database.

On September 6, 2023 the SEC approved a CAT funding proposal although the approval was rescinded pending the outcome of a lawsuit against the funding proposal. The terms of the proposal allow for a recovery of approximately 58% of pre-CAT1 funding, all CAT1 notes and those CAT2 notes issued before January 1, 2022

Additionally, the proposal allows for collection of 67% of the CAT2 notes receivable balances for those notes issued after December 31, 2021. As such, IEX has and continues to reserve 33% of the CAT2 note receivable balance for those notes issued after December 31, 2021.

During 2023, the Company recorded a receivable of $318,000 for pre-funding costs and reversed $2.6 million of previously taken reserve on the CAT1 notes.

In 2024, it was decided that the CAT funding would move from the issuance of notes receivable by SROs to issuance of invoices by FINRA to SROs. In conjunction with the change in the general funding method, a small series of short-term notes ("B Notes") would be issued to cover the operating costs of CAT until the issuance and collection of FINRA CAT invoices could commence. In 2024, B notes totaling $534,677 were issued with $318,349 being recovered in December 2024.

Finally, in 2024 it was determined that the collectability of the CAT2 notes would be reduced to 53% of the face value of the notes from 67%. As such, IEX recorded an additional $2,176,197 of reserve against the notes receivable balance.

As of December 31, 2024, the Company has provided total funding to CAT1 and CAT2 in the form of promissory notes receivable of approximately $31.4 million. The Company has recorded a total allowance against this amount as of December 31, 2024 equal to approximately $13.7 million.

All reserve charges and reversals are included in Operating expenses – Impairment allowance on notes receivable on the consolidated Statement of Income.

5. Property and Equipment

Property and equipment consist of:

Computers and equipment	$	868,020
Total property and equipment	$	868,020
Accumulated depreciation	$	(18,320)
Total property and equipment, net	$	849,699

Depreciation expense of property and equipment amounted to approximately $11,000 for the year ended December 31, 2024. During 2024, approximately $2.9 million of property and equipment were transferred from DAX to the Parent.

6. Capitalized Software

Capitalized software consists of:

Capitalized Software	$	30,552,419
Less: Accumulated amortization		(11,457,350)
	$	19,095,069

During 2024, software development costs amounting to approximately $15.8 million were capitalized. Amortization expense was approximately $7.1 million.

Estimated future annual amortization expense is as follows (in thousands):

Year Ending December 31		
2025	$	8,737
2026		6,029
2027		2,375

7. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA") with Services and the Parent, Investors' Exchange LLC ("Exchange") will reimburse each party for expenses incurred on Exchange's behalf. At December 31, 2024, the amount due to the Parent relating to the Tri-Party ESA was approximately $10.4 million, payable within 60 days. At December 31, 2024, the amount due to Services relating to the Tri-Party ESA was approximately

$2.1 million, payable within 60 days.

As part of the Tri-Party ESA, Exchange agreed to pay Services a monthly Router fee of $350,000 and to pay the Parent a monthly Software License Fee of $300,000. Additionally, the Parent charges Exchange a monthly fee equal to the amortization of the capitalized software utilized by Exchange. These three expenses compose the amount in Software utilization fees in the consolidated Statement of Income.

Exchange also reimburses other affiliates for software utilization fees.

For the year ended December 31, 2024, Exchange's allocation of expenses from the Parent and affiliate, according to the terms and conditions of the Tri-Party ESA, are shown below:

Employee compensation and benefits	$ 62,300,135
Technology and communications	8,156,907
Professional fees	5,709,214
Rent and office	5,373,392
Software utilization fees	3,600,000
Sales and Marketing	1,652,587
Travel and entertainment	358,876
	$ 87,151,111

For the year ended December 31, 2024, the Exchange's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below:

Routing fees	$ 12,376,371
Technology and communications	5,351,944
SEC Section 31 fees	2,412,896
Clearing fees	660,640
Regulatory fees	108,362
	$ 20,910,213

For the year ended December 31, 2024, the Exchange's allocation of software utilization expense from other affiliates are shown below:

Software utilization fees	$ 180,000
	$ 180,000

Exchange is reimbursed by affiliates for costs relating to Employee compensation and benefits, and other fees. At December 31, 2024, amounts due from affiliates were approximately $311,000.

For the year ended December 31, 2024, Exchange's allocation of expenses to the affiliates is shown below:

Employee compensation and benefits	$ 2,599,575
Technology and communications	92,000
	$ 2,691,575

DAX also reimburses the affiliate for expenses incurred on its behalf. At December 31, 2024, amounts due to the affiliate were approximately $29,000.

For the year ended December 31, 2024, DAX's allocation of expenses from the affiliate are shown below:

Employee compensation and benefits	$2,948,516
Rent and office	387,403
Technology and communications	427,550
Software utilization fees	151,046
Professional fees	136,235
Travel and entertainment	26,080
Sales and Marketing	10,630
	$4,087,460

DAX also reimburses and is reimbursed by the Parent for expenses incurred on each other's behalf. At December 31, 2024, the net amount due from the Parent was approximately $3 million.

For the year ended December 31, 2024, DAX's allocation of expenses from the Parent are shown below:

Technology and communications	$1,099,942
Rent and office	52,344
Professional fees	11,335
Travel and entertainment	9,721
Employee compensation and benefits	(55,362)
	$1,117,980

For the year ended December 31, 2024, the Parent's allocation of expenses from DAX are shown below:

Employee compensation and benefits	12,877
	$ 12,877

Options also reimburses the Parent for expenses incurred on its behalf. At December 31, 2024, amounts due to the Parent were approximately $2.6 million.

For the year ended December 31, 2024, Options' allocation of expenses from the Parent are shown below:

Employee compensation and benefits	$2,752,957
Sales and Marketing	238,340
Technology and communications	146,898
Rent and office	94,722
Professional fees	43,116
Software utilization fees	34,068
Travel and entertainment	32,886
Other	1,259
	$3,344,246

Capital Distributions & Contributions

During 2024, the Company made capital distributions to the Parent totaling $15.1 million. The Company received capital contributions from the Parent totaling $15 million.

8. Share-Based Compensation

The Parent maintains the 2012 and 2022 Equity Incentive Plans (the "Plans"), that were approved by the Parent's Board of Directors and Stockholders in June 2012 and June 2022, respectively. The Plans permit the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2024, the Company incurred approximately $16 million in stock compensation expense which is recorded in Employee compensation and benefits on the consolidated Statement of Income.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

Services uses BofA Securities, Inc., to clear its routed listed cash equity securities. BofA Securities Inc. guarantees the trade until one day after the trade date, after which time the National

Securities Clearing Corporation ("NSCC") provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

10. Segment Reporting

The Company reports its segments to reflect the manner in which its chief operating decision maker ("CODM") reviews and assesses performance. The Company has identified its Chief Executive Officer ('CEO") as the chief operating decision maker. The primary financial measure used by the CODM to evaluate the performance of its reportable segments and allocate resources to them is operating income or loss.

The Company has identified two reportable segments: Exchange and Options. Exchange is a financial technology segment that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.). Options is a newly launched entity, intending to generate future revenues by operating as an options exchange through the facilitating of continuous matching and execution of orders in options securities for its members.

The CODM uses operating income or loss as the measure of segment profit or loss for each segment during the annual budgeting and forecasting process. Further, the CODM uses operating segment or loss as the metric to assess the business trajectory of each segment on a quarterly basis, and to make decisions regarding the allocation of operating resources to each reportable segment. The CODM does not evaluate performance or allocate resources based on segment asset data. Total assets are reviewed on a consolidated basis. As such, segment asset data is not provided.

	Exchange	Options	Total
Revenues	$ 251,562,246	$ -	$ 251,562,246
Less: Expenses (Income)			
Cost of revenues	132,360,002		
Compensation & Benefits	44,700,873	2,777,436	
SG&A	11,328,747		
Technology	16,167,479		
Exchange Expenses	9,292,077		
Non-Compensation Expenses		686,783	
Depreciation and amortization	10,431,512	78,687	
Other Segment Items	10		
Segment operating income (loss)	27,281,546	(3,542,906)	23,738,640
Reconciliation of profit or loss			
Adjustments(1)			5,216,601
Impairment allowance on notes receivable			2,821,936
Consolidated net income (loss)			$ 15,700,103

(1) Operating and non-operating expenses for non-operating entity IEX DAX LLC.

11. Subsequent Events

The Company has evaluated subsequent events through June 20, 2025, the date the consolidated financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the consolidated financial statements.

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

<u>Exhibit J</u>

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors’ Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership’s capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Investors’ Exchange LLC is 100% owned by IEX Group, Inc. (“IEXG”). IEXG is a privately-held corporation. IEXG is the sole stockholder of the Exchange, and acquired its interest in the Exchange on May 13, 2014. IEXG exercises “control” over the Exchange, as that term is defined in the Form 1 instructions.

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

<u>Exhibit M</u>

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 30, 2025

Date as of which the information is accurate: June 30, 2025

<u>Exhibit N</u>

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.